UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

DRYVEBOX, INC.

Legal status of Issuer:

Form:

CORPORATION

Jurisdiction of Incorporation/Organization:

DELAWARE

Date of Organization:

OCTOBER 28, 2020

Physical Address of Issuer:

439 43rd Avenue, San Francisco, CA, 94121, United States

Website of Issuer:

https://dryvebox.com/

Is there a co-issuer? ___ yes _X_ no.

Name of Intermediary through which the Offering will be Conducted:

OpenDeal Portal LLC dba Republic

CIK Number of Intermediary:

0001751525

SEC File Number of Intermediary:

007-00167

CRD Number of Intermediary:

283874

Name of qualified third party "Escrow Agent" which the Offering will utilize:

Prime Trust, LLC

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

At the conclusion of the offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the offering to the Intermediary.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the securities sold in the offering.

Type of Security Offered:

Crowd SAFE (Simple Agreement for Future Equity)

Target Number of Securities to be Offered:

25,000

Price (or Method for Determining Price):

$1.00

Target Offering Amount:

$25,000

Oversubscriptions Accepted:

 Yes
☐ No

Oversubscriptions will be Allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
 Other: At the Intermediary's discretion

Maximum offering amount (if different from Target Offering Amount):

$1,070,000

Deadline to reach the Target Offering Amount:

February 23, 2022

If the sum of the investment commitments does not equal or exceed the target offering amount at the deadline to reach the target offering amount, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current Number of Employees:

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)*
Total Assets	$135,225	$0
Cash & Cash Equivalents	$132,250	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$9,568	$0
Cost of Goods Sold	$11,965	$0
Taxes Paid	$0	$0
Net Income	($14,836)	$0

*Company formed in 2020.

The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

October 26, 2021

DRYVEBOX, INC.



Up to $1,070,000 of Crowd SAFE (Simple Agreement for Future Equity)

Dryvebox, Inc. ("**Dryvebox**", the "**Company**," "**we**," "**us**", or "**our**"), is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 23, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled, and all committed funds will be returned.

Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**". The rights and obligations of Investors with respect to the Securities are set forth below in the section titled "*The Offering and the Securities—The Securities*". In order to purchase the Securities, you must complete the purchase process through our intermediary, OpenDeal Portal LLC dba Republic (the "**Intermediary**"). All committed funds will be held in escrow with Prime Trust, LLC (the "**Escrow Agent**") until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary.

Investment commitments may be accepted or rejected by us, in our sole and absolute discretion. We have the right to cancel or rescind our offer to sell the Securities at any time and for any reason. The Intermediary has the ability to reject any investment commitment and may cancel or rescind our offer to sell the Securities at any time for any reason.

	Price to Investors	Service Fees and Commissions (1)(2)	Net Proceeds
Minimum Individual Purchase Amount (3)	$150	$9.00	$141
Maximum Individual Purchase Amount (3)(4)	$30,000	$2,820	$27,180
Target Offering Amount	$25,000	$1,500	$23,500
Maximum Offering Amount	$1,070,000	$64,200	$1,005,800

(1)   This excludes fees to Company's advisors, such as attorneys and accountants.

(2)   In addition to the six percent (6%) fee shown here, the Intermediary will also receive a securities commission equal to two percent (2%) of the Securities sold in this Offering.

(3)   The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

(4)   Subject to any other investment amount limitations applicable to the Investor under Regulation CF.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the Company and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these Securities are exempt from registration.

THESE SECURITIES INVOLVE A HIGH DEGREE OF RISK THAT MAY NOT BE APPROPRIATE FOR ALL INVESTORS. THERE ARE ALSO SIGNIFICANT UNCERTAINTIES ASSOCIATED WITH AN INVESTMENT IN OUR COMPANY AND THE SECURITIES. THE SECURITIES OFFERED HEREBY ARE NOT PUBLICLY TRADED. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN OUR COMPANY IS HIGHLY SPECULATIVE. THE SECURITIES SHOULD NOT BE PURCHASED BY ANYONE WHO CANNOT BEAR THE FINANCIAL RISK OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME AND WHO CANNOT AFFORD THE LOSS OF THEIR ENTIRE INVESTMENT. SEE THE SECTION OF THIS FORM C TITLED "*RISK FACTORS*" BEGINNING ON PAGE 2.

THE SECURITIES OFFERED HEREBY WILL HAVE TRANSFER RESTRICTIONS. NO SECURITIES MAY BE PLEDGED, TRANSFERRED, RESOLD OR OTHERWISE DISPOSED OF BY ANY INVESTOR EXCEPT PURSUANT TO RULE 501 OF REGULATION CF. YOU SHOULD BE AWARE THAT YOU WILL BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

YOU ARE NOT TO CONSTRUE THE CONTENTS OF THIS FORM C AS LEGAL, ACCOUNTING OR TAX ADVICE OR AS INFORMATION NECESSARILY APPLICABLE TO YOUR PARTICULAR FINANCIAL SITUATION. EACH INVESTOR SHOULD CONSULT THEIR OWN FINANCIAL ADVISER, COUNSEL AND ACCOUNTANT AS TO LEGAL, TAX AND RELATED MATTERS CONCERNING THEIR INVESTMENT.

THIS OFFERING IS ONLY EXEMPT FROM REGISTRATION UNDER THE LAWS OF THE UNITED STATES AND ITS TERRITORIES. NO OFFER IS BEING MADE IN ANY JURISDICTION NOT LISTED ABOVE. PROSPECTIVE INVESTORS ARE SOLELY RESPONSIBLE FOR DETERMINING THE PERMISSIBILITY OF THEIR PARTICIPATING IN THIS OFFERING, INCLUDING OBSERVING ANY OTHER REQUIRED LEGAL FORMALITIES AND SEEKING CONSENT FROM THEIR LOCAL REGULATOR, IF NECESSARY. THE INTERMEDIARY FACILITATING THIS OFFERING IS LICENSED AND REGISTERED SOLELY IN THE UNITED STATES AND HAS NOT SECURED, AND HAS NOT SOUGHT TO SECURE, A LICENSE OR WAIVER OF THE NEED FOR SUCH LICENSE IN ANY OTHER JURISDICTION. THE COMPANY, THE ESCROW AGENT AND THE INTERMEDIARY, EACH RESERVE THE RIGHT TO REJECT ANY INVESTMENT COMMITMENT MADE BY ANY PROSPECTIVE INVESTOR, WHETHER FOREIGN OR DOMESTIC.

SPECIAL NOTICE TO FOREIGN INVESTORS

IF YOU LIVE OUTSIDE THE UNITED STATES, IT IS YOUR RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN

CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. WE RESERVE THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN INVESTOR.


NOTICE REGARDING THE ESCROW AGENT


PRIME TRUST LLC, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;

(2) Is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**") (15 U.S.C. 78m or 78o(d));

(3) Is not an investment company, as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**")(15 U.S.C. 80a-3), or excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act (15 U.S.C. 80a-3(b) or 80a-3(c));

(4) Is not ineligible to offer or sell securities in reliance on Section 4(a)(6) of the Securities Act of 1933 (the "**Securities Act**") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);

(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and

(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Bad Actor Disclosure

The Company is not subject to any bad actor disqualifications under any relevant U.S. securities laws.

Ongoing Reporting

Following the first sale of the Securities, the Company will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of the Company's fiscal year.

Once posted, the annual report may be found on the Company's website at https://dryvebox.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with applicable state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: https://www.republic.co/dryvebox

The date of this Form C is October 26, 2021.

TABLE OF CONTENTS

ABOUT THIS FORM C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide any information or make any representations other than those contained in this Form C, and no source other than the Intermediary has been authorized to host this Form C and the Offering. If anyone provides you with different or inconsistent information, you should not rely on it. We are not offering to sell, nor seeking offers to buy, the Securities in any jurisdiction where such offers and sales are not permitted. The information contained in this Form C and any documents incorporated by reference herein is accurate only as of the date of those respective documents, regardless of the time of delivery of this Form C or the time of issuance or sale of any Securities.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. Prior to the consummation of the purchase and sale of the Securities, the Company will afford prospective Investors an opportunity to ask questions of, and receive answers from, the Company and its management concerning the terms and conditions of this Offering and the Company.

In making an investment decision, you must rely on your own examination of the Company and the terms of the Offering, including the merits and risks involved. The statements of the Company contained herein are based on information believed to be reliable; however, no warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. For example, our business, financial condition, results of operations, and prospects may have changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or any other materials supplied herewith.

This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C and any documents incorporated by reference herein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C are forward-looking statements. Forward-looking statements give our current reasonable expectations and projections regarding our financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C and any documents incorporated by reference herein are based on reasonable assumptions we have made in light of our industry experience, perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you read and consider this Form C, you should understand that these statements are not guarantees of performance or results. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect our actual operating and financial performance and cause our performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, our actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Investors are cautioned not to place undue reliance on these forward-looking statements. Any forward-looking statements made in this Form C or any documents incorporated by reference herein is accurate only as of the date of those respective documents. Except as required by law, we undertake no obligation to publicly update any forward-looking statements for any reason after the date of this Form C or to conform these statements to actual results or to changes in our expectations.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C. This summary may not contain all of the information that may be important to you. You should read this entire Form C carefully, including the matters discussed under the section titled "Risk Factors."

The Company

Dryvebox, Inc. is a golf experiences company, incorporated in Delaware as a corporation on October 28, 2020.

The Company is located at 439 43rd Avenue, San Francisco, CA 94121.

The Company's website is https://dryvebox.com/.

The Company has one wholly owned subsidiary, Yang & Cohen Enterprises Inc., a Delaware corporation. Some company intellectual property is held in this subsidiary as is detailed in the "INTELLECTUAL PROPERTY" section starting on page 15.

The Company conducts business in California and sells products and services through the internet throughout the United States.

A description of our products, services and business plan can be found on the Company's profile page on the Intermediary's website under https://republic.co/dryvebox and is attached as Exhibit B to this Form C.

The Offering

Minimum Amount of the Securities Offered	25,000
Total Amount of the Securities Outstanding after Offering (if Target Offering Amount met)	25,000*
Maximum Amount of the Securities Offered	1,070,000
Total Amount of the Securities Outstanding after Offering (if Maximum Offering Amount met)	1,070,000*
Price Per Security	$1.00
Minimum Individual Purchase Amount	$150 +
Maximum Individual Purchase Amount	$30,000
Offering Deadline	February 23, 2022
Use of Proceeds	See the description of the use of proceeds on page 17 hereof.
Voting Rights	See the description of the voting rights on page 30 hereof.

*The total number of the Securities outstanding after the Offering is subject to increase in an amount equal to the Intermediary's fee of two percent (2%) of the Securities issued in this Offering.

+ The Company reserves the right to amend the Minimum Individual Purchase Amount and Maximum Individual Purchase Amount, in its sole discretion. In particular, the Company may elect to participate in one of the Intermediary's special investment programs and may offer alternative Minimum Individual Purchase Amounts and Maximum Individual Purchase Amounts to Investors participating in such programs without notice.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

We have a limited operating history upon which you can evaluate our performance, and accordingly, our prospects must be considered in light of the risks that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties, complications and delays usually encountered by early stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

We have incurred operating losses in the past, expect to incur operating losses in the future, and may not achieve or maintain profitability.

We have incurred operating losses each year since inception. We expect operating expenses to increase in the future as we continue to grow our experiences business line, purchase and/or manufacture new boxes and expand in other markets and other business. Our revenue growth may slow, or revenue may decline, for a number of other reasons, including a reduction in utilization of our services and experiences, inability to attract customers and commercial partners, increased competition, a decrease in the growth or reduction in the size of our markets, or if we are unable to capitalize on growth opportunities. If revenue does not grow at a greater rate than operating expenses, we will not be able to achieve and maintain profitability.

The markets in which we operate are highly competitive, and its inability to compete effectively could have a material adverse effect on our business, results of operations, financial condition and growth prospects.

The consumer entertainment and experiences industry is highly competitive. Consumers today have a wide variety of options when deciding how to spend their leisure time and discretionary entertainment dollars. Our experiences compete for consumers' time and discretionary entertainment dollars against a broad range of other out-of-home entertainment options, as well as increasingly sophisticated forms of home-based entertainment. Other out-of-home entertainment options against which we compete include other dining and entertainment venues, sports activity centers, traditional driving ranges and other establishments offering simulated golf or multi-sport experiences (including Topgolf, Toptracer Range and Full Swing licensees), arcades and entertainment centers, movie theaters, sporting events, bowling alleys, nightclubs, bars and restaurants. In many cases, these businesses, or the entities operating them, are larger and have significantly greater financial resources and name recognition, longer operating histories, and concepts with which consumers may be more familiar, and are better established in the markets where venues are located or are planned to be located. As a result, these competitors may be able to invest greater resources or implement more aggressive strategies to attract consumers, including with respect to pricing, and, accordingly, may succeed in attracting those who would otherwise utilize our experiences. Additionally, the legalization of casino gambling in geographic areas near any current or future venue would create the possibility for additional out-of-home entertainment alternatives, which could have a material adverse effect on our business, results of operations and financial condition. Home-based entertainment options against which our experiences compete include internet and video gaming, as well as movies, television and other on-demand content from streaming services. Further, in some cases consumer demand has shifted towards home-based entertainment options and away from out-of-home entertainment, including our experiences, as a result of the impact of the ongoing COVID-19 pandemic and related COVID-19 pandemic, various domestic and international governmental bodies issued orders, mandates, decrees and directives (collectively, "COVID Orders"), which may result in greater competition from home-based entertainment

options in the future. The failure of our experiences to compete favorably against these other out-of-home and home-based entertainment options could have a material adverse effect on our business, results of operations and financial condition.

Our growth strategy depends on the availability of suitable locations for our mobile golf simulators and our ability to manufacture mobile golf simulators and operate them profitably.

A key element of our growth strategy is to extend our brand by manufacturing additional mobile golf simulators in locations in the United States that we believe will provide attractive returns on investment. We have initially identified various sites in the United States to extend our customer base, however, desirable locations for additional mobile golf simulators may not be available at an acceptable cost when we identify a particular opportunity. In addition, our ability to manufacture mobile golf simulators on a timely and cost-effective basis, or at all, is dependent on a number of factors, many of which are beyond our control. If we succeed to progress our business plan on a timely and cost-effective basis, we may nonetheless be unable to attract enough customers as such customers may be unfamiliar with our business, brand or concept, or our entertainment options might not appeal to them.

There can be no guarantee that a sufficient number of suitable venue sites will be available in desirable areas or on terms that are acceptable to us in order to achieve our growth plan for our experiences and services, or that we will be successful in addressing the other risks set forth above in a manner that will allow us to buy or manufacture more boxes in a timely and cost-effective manner or at all. If we are unable to buy or manufacture more boxes, or if venues are not available for our experiences or services, our financial results could be adversely affected and our business negatively impacted. New boxes, once purchased or manufactured, may not be profitable, which would adversely affect our business, results of operations and financial condition, and ability to execute our growth strategy.

Even if we succeed in buying or manufacturing more boxes for our experiences on a timely and cost-effective basis, there can be no guarantee that the profitability of such boxes or experiences will be in line with that of existing boxes or experience. Presently, we have no interest in any real property, whether through ownership or lease, through which we may independently operate our experiences. Our experiences are offered at our customers' locations. New boxes may even operate at a loss, which could have a significant adverse effect on overall operating results. Our ability to buy or manufacture new boxes, expand operations or provide experiences may be affected by a number of factors, many of which are beyond our control, including:

- general economic conditions, which can affect venue traffic, local labor costs and prices for products and other supplies to varying degrees in the markets in which venues are located;
- changes in consumer preferences and discretionary spending;
- difficulties obtaining or maintaining adequate relationships for operating our business;
- inefficiency in labor costs and operations as newly hired employees or representatives gain experience;
- competition from other out-of-home entertainment options, including existing venues, such as TopGolf, as well as a variety of home-based entertainment options, such as video games;
- changes in government regulation, including required licenses, permits and regulatory approvals;
- the impact of infectious diseases, health epidemics and pandemics (including the ongoing COVID-19 pandemic) on factors impacting our business, including but not limited to changes in consumer preferences and discretionary spending, the ability and cost of suppliers to deliver required products and health and public safety regulations; and
- other unanticipated increases in costs, any of which may impair profitability more broadly.

Furthermore, as part of our longer-term growth strategy, we may operate in geographic markets in which we have little or no operating experience. These markets may have different competitive conditions, consumer tastes and discretionary spending patterns than existing markets, which may cause our business and experiences to be less successful or profitable than venues in existing markets. The challenges of scaling our business and experiences in new markets include, among other things: difficulties in hiring experienced personnel, lack of familiarity with local real estate markets and demographics, lack of familiarity with local legal and regulatory requirements, different competitive and economic conditions, and consumer tastes and discretionary spending patterns that may be more difficult to predict or satisfy than in existing markets. In addition, our marketing and advertising programs may not be successful in generating brand awareness in all local markets, and lack of market awareness of our brand may pose additional risks. Experiences offered in new markets may operate at lower average revenues than services offered in existing markets, and may have higher operating expense ratios than those in existing markets. Sales for experiences

opened in new markets may also take longer to reach expected revenue levels, if they are able to do so at all, thereby adversely affecting overall profitability. Any failure to recognize or respond effectively to these challenges may adversely affect the success of any new venues and impair our ability to grow its business.

Our operations are significantly dependent on changes in public and customer tastes and discretionary spending patterns. Our inability to successfully anticipate customer preferences or to gain popularity for our mobile golf simulators may negatively impact our profitability.

Our success depends significantly on public and customer tastes and preferences, which can be unpredictable. If we are unable to successfully anticipate customer preferences or increase the popularity of the mobile golf simulators, the per capita revenue and overall customer expenditures may decrease, and thereby negatively impact our profitability. In response to such developments, we may need to increase our marketing and product development efforts and expenditures, adjust our mobile golf simulator sales-pricing, modify the mobile golf simulators themselves, or take other actions, which may further erode our profit margins, or otherwise adversely affect our results of operations and financial condition. In particular, we may need to expend considerable cost and effort in carrying out extensive research and development to assess the potential interest in mobile golf simulators, testing and launching new games and experiences, and to remain abreast with continually evolving technology and trends, as well as the success and popularity of the sports icons, athletes and celebrities who act may act as brand ambassadors or as part of the themes or simulation models for mobile golf simulators.

The nature of our business exposes us to negative publicity or customer complaints, including in relation to, among other things, accidents, injuries or thefts, or health and safety concerns arising from improper use of our equipment.

Our business inherently exposes us to negative publicity or customer complaints as a result of accidents, injuries, or in extreme cases, deaths, arising from instances of air-borne, water-borne or food-borne contagion or illness, food contamination, spoilage, tampering, equipment failure, improper use of our equipment, fire, explosion, terrorist attacks or civil riots, and other safety or security issues, such as kidnapping, or associated risks arising from other actual or perceived non-compliance with safety, quality or service standards or norms in relation to the various game, entertainment and food and beverage attractions where our mobile golf simulators are at times located. Even isolated or sporadic incidents or accidents may have a negative impact on our brand image and reputation, and our own popularity with customers. The considerable expansion of social media in recent years has compounded the effect of any potential negative publicity. We cannot guarantee that our employee training, internal controls and other precautions will be sufficient to prevent any such occurrence, or in relation to our offerings, or to control or mitigate any negative consequences. In addition, we may rely on others for certain non-core functions, as well as certain technology vendors and partners. Although we monitor vendors and partners and, in certain cases, may have a contractual indemnity or recourse in case of any default on their part, our ability to assure a safe and satisfactory experience to our customers is necessarily limited to the extent of our dependence on third parties, from time to time. Moreover, we may not be able to distance or insulate ourselves from any adverse publicity or reputational damage arising from any act, omission or negligence on the part of a vendor or other third party, which may negatively affect a customer's experience of our mobile golf simulators.

Global crises such as COVID-19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening throughout 2021 and into the future due to COVID-19, the Company's revenue has been and may become adversely affected. In addition, we may be negatively impacted by COVID Orders and other COVID-19 related developments, including heightened governmental regulations and travel advisories, recommendations by the U.S. Department of State, the Centers for Disease Control and Prevention and similar foreign authorities, and travel bans and restrictions, each of which has significantly impacted, and is expected to continue to significantly impact, travel of customers. We cannot predict how our business may be affected by continued concerns over safety and/or depressed consumer sentiment due to adverse economic conditions, including high unemployment. As a result, demand for our experiences and services may become, or remain, weak for a significant length of time and we cannot predict if and when demand therefor returns or improves. Furthermore, as a result of COVID Orders, and if and when the COVID-19 pandemic abates, we may experience difficulties in resuming or scaling operations, which could have an adverse effect on its business, operations and financial condition. There may be other adverse consequences to our business, operations and financial condition from the spread of COVID-19 that it has not considered. We have never previously experienced a complete cessation of our business operations and experiences, and as a consequence, our ability to predict the impact of such

a cessation on business and future prospects is inherently uncertain. There can be no assurances that the effects of COVID-19 are temporary or that any losses that are incurred as a result of these uncertainties will be recouped if and when this crisis has passed. As a result, COVID-19 may continue to have an adverse impact on our business, operations and financial condition for an extended period of time.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised in the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of, among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company and present and future market conditions. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Currently, our authorized capital stock consists of 11,108,725 shares of common stock, of which 9,791,333 shares of common stock are issued and outstanding. Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

Our operations rely on driving trailers on public and private roads, and there may be accidents.

Delivering our products to our consumers involves driving, and accidents may occur in transit, parking, or setup and takedown. Such accidents could result in physical injury or death, and corresponding injury to our reputation, brand, and sales and market potential, and could result in lawsuits or threatened lawsuits, which could be expensive, take significant time and could divert management's attention from other business concerns. Further, such accidents could increase the cost and difficulty of obtaining and maintaining insurance.

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors

do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our products may be adversely impacted if companies to whom we delegate manufacture of major components or subsystems for our products, or from whom we acquire such items, do not provide components which meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additional risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects may be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Continued availability of those components at acceptable prices, or at all, may be affected for any number of reasons, including if those suppliers decide to concentrate on the production of common components instead of components customized to meet our requirements. The supply of components for a new or existing product could be delayed or constrained, or a key manufacturing vendor could delay shipments of completed products to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

If the software for our experiences contains serious errors or defects, we may lose revenue and market acceptance and may incur costs to defend or settle claims with licensees or other parties.

Software for our experiences (including software that we build and software that we license from third parties) may contain errors, defects, security vulnerabilities or software bugs that are difficult to detect and correct, particularly when first introduced or when new versions or enhancements are released. Despite internal testing, our software may contain serious errors or defects, security vulnerabilities or software bugs that it may be unable to successfully correct in a timely manner or at all, which could result in lost revenue, significant expenditures of capital, a delay or loss in market acceptance and damage to its reputation and brand, any of which could adversely affect its business, results of operations and financial condition.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

Our business could be negatively impacted by competition

Dryvebox is a new category of events experience, but we operate in an intensely competitive market for golfers and events. We expect competition to increase in the future from established competitors and new market entrants, which may reduce our ability to gain customers, which may put pricing pressure on our offerings and thus reduce profitability, may make it more difficult for Dryvebox to establish a unique brand and product offering, and may negatively impact our ability to obtain capital at favorable, or any, terms.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer information, in connection with our electronic processing of credit and debit card transactions, or confidential employee information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us. The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies

and a loss of profits. Additionally, a significant theft, loss or misappropriation of, or access to, customers' or other proprietary data or other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state, federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security – such as investment in technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud – could cause our business and results of operations to suffer materially. Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise of our security or the security of information residing with our business associates or third parties were to occur, it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us to additional legal risk.

Laws protecting the privacy and security of data, including personal data, continue to evolve in the markets where we operate, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. The California Consumer Privacy Act (the "CCPA") went into effect on January 1, 2020, which among other things, requires specific disclosures to California consumers and affords consumers new rights to seek access to or deletion of their personal data, and to opt out of sales of personal information to third parties. California also passed the California Privacy Rights Act (the "CPRA") in November 2020, which becomes operative on January 1, 2023, that will further amend the CCPA to, among other things, grant California consumers additional rights to correct data about them and to opt-out of certain additional sharing of personal information with third parties. The CCPA is enforced by the California Attorney General who may impose civil penalties for violations of the CCPA. The CCPA also allows a private right of action for certain data breaches, which may increase our compliance costs and exposure to direct or indirect expense, or liability to third parties, should it experience a cyber attack or other loss of confidentiality of personal data as defined under California or other applicable laws. Other states could implement similar statutes, and the U.S. Congress could also pass a law to preempt all or part of the CCPA.

Insofar as we, or our customers, operate any contests, including tournaments in which participants compete against each other for prizes, we are subject to laws in a number of jurisdictions concerning the operation and offering of such activities and games, many of which are still evolving and could be interpreted in ways that could harm our business.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are found to be in violation of any of the federal, state, or local laws or regulations applicable to us, our business could suffer.

We are also subject to a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage-hour, anti-discrimination, whistleblower and other employment practices laws and regulations and we expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could

result in administrative, civil, or criminal sanctions against us, which may include fines, a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result, we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

Risks Related to the Offering

State and federal securities laws are complex, and the Company could potentially be found to have not complied with all relevant state and federal securities law in prior offerings of securities.

The Company has conducted previous offerings of securities and may not have complied with all relevant state and federal securities laws. If a court or regulatory body with the required jurisdiction ever concluded that the Company may have violated state or federal securities laws, any such violation could result in the Company being required to offer rescission rights to investors in such offering. If such investors exercised their rescission rights, the Company would have to pay to such investors an amount of funds equal to the purchase price paid by such investors plus interest from the date of any such purchase. No assurances can be given the Company will, if it is required to offer such investors a rescission right, have sufficient funds to pay the prior investors the amounts required or that proceeds from this Offering would not be used to pay such amounts.

In addition, if the Company violated federal or state securities laws in connection with a prior offering and/or sale of its securities, federal or state regulators could bring an enforcement, regulatory and/or other legal action against the Company which, among other things, could result in the Company having to pay substantial fines and be prohibited from selling securities in the future.

The Company could potentially be found to have not complied with securities law in connection with this Offering related to "Testing the Waters."

Prior to filing this Form C, the Company engaged in "testing the waters" permitted under Regulation Crowdfunding (17 CFR 227.206), which allows issuers to communicate to determine whether there is interest in the offering. All communication sent is deemed to be an offer of securities for purposes of the antifraud provisions of federal securities laws. Any Investor who expressed interest prior to the date of this Offering should read this Form C thoroughly and rely only on the information provided herein and not on any statement made prior to the Offering. The communications sent to Investors prior to the Offering are attached as Exhibit E. Some of these communications may not have included proper disclaimers required for "testing the waters".

The U.S. Securities and Exchange Commission does not pass upon the merits of the Securities or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

You should not rely on the fact that our Form C is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering. The U.S. Securities and Exchange Commission has not reviewed this Form C, nor any document or literature related to this Offering.

Neither the Offering nor the Securities have been registered under federal or state securities laws.

No governmental agency has reviewed or passed upon this Offering or the Securities. Neither the Offering nor the Securities have been registered under federal or state securities laws. Investors will not receive any of the benefits available in registered offerings, which may include access to quarterly and annual financial statements that have been audited by an independent accounting firm. Investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering based on the information provided in this Form C and the accompanying exhibits.

The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.

Unless the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the use of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

The Company has the right to limit individual Investor commitment amounts based on the Company's determination of an Investor's sophistication.

The Company may prevent any Investor from committing more than a certain amount in this Offering based on the Company's determination of the Investor's sophistication and ability to assume the risk of the investment. This means that your desired investment amount may be limited or lowered based solely on the Company's determination and not in line with relevant investment limits set forth by the Regulation CF rules. This also means that other Investors may receive larger allocations of the Offering based solely on the Company's determination.

The Company has the right to extend the Offering Deadline.

The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Target Offering Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment in the event the Company extends the Offering Deadline, if you choose to reconfirm your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Target Offering Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Target Offering Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after the release of such funds to the Company, the Securities will be issued and distributed to you.

The Company may also end the Offering early.

If the Target Offering Amount is met after 21 calendar days, but before the Offering Deadline, the Company can end the Offering by providing notice to Investors at least 5 business days prior to the end of the Offering. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to invest in this Offering – it also means the Company may limit the amount of capital it can raise during the Offering by ending the Offering early.

The Company has the right to conduct multiple closings during the Offering.

If the Company meets certain terms and conditions, an intermediate close of the Offering can occur, which will allow the Company to draw down on half of the proceeds committed and captured in the Offering during the relevant period. The Company may choose to continue the Offering thereafter. Investors should be mindful that this means they can make multiple investment commitments in the Offering, which may be subject to different cancellation rights. For example, if an intermediate close occurs and later a material change occurs as the Offering continues, Investors whose investment commitments were previously closed upon will not have the right to re-confirm their investment as it will be deemed to have been completed prior to the material change.

Risks Related to the Securities

The Securities will not be freely tradable under the Securities Act until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with their attorney.

You should be aware of the long-term nature of this investment. There is not now and likely will not ever be a public market for the Securities. Because the Securities have not been registered under the Securities Act or under the securities laws of any state or foreign jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be effected. Limitations on the transfer of the Securities may also adversely affect the price that you might be able to obtain for the Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Each Investor in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

Investors will not become equity holders until the Company decides to convert the Securities into "CF Shadow Securities" (the type of equity securities issuable upon conversion of the Securities) or until there is a change of control or sale of substantially all of the Company's assets.

Investors will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time and depending on when and how the Securities are converted, the Investors may never become equity holders of the Company. Investors will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities into CF Shadow Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities. In certain instances, such as a sale of the Company or substantially all of its assets, an initial public offering or a dissolution or bankruptcy, the Investors may only have a right to receive cash, to the extent available, rather than equity in the Company.

Investors will not have voting rights, even upon conversion of the Securities into CF Shadow Securities. Upon the conversion of the Securities into CF Shadow Securities (which cannot be guaranteed), the holders of the CF Shadow Securities will be required to enter into a proxy with the Intermediary or its designee to ensure any statutory voting rights are voted in tandem with the majority holders of whichever series of securities the CF Shadow Securities follow.

Investors will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities (the occurrence of which cannot be guaranteed). Upon such conversion, the CF Shadow Securities will have no voting rights and, in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to enter into a proxy agreement with the Intermediary or its designee to vote their CF Shadow Securities with the majority of the holder(s) of the securities issued in the round of equity financing that triggered the conversion right. For example, if the Securities are converted in connection with an offering of Series B Preferred Stock, Investors would receive CF Shadow Securities in the form of shares of Series B-CF Shadow Preferred Stock and would be required to enter into a proxy that allows the Intermediary or its designee to vote their shares of Series B-CF Shadow Preferred Stock consistent with the majority of the Series B Preferred Stockholders. Thus, Investors will essentially never be able to vote upon any matters of the Company.

Investors will not be entitled to any inspection or information rights other than those required by law.

Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by law. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. Additionally, there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders, including certain security holders who have rights to periodic financial statements and updates from the Company such as quarterly unaudited financials, annual projections and budgets, and monthly progress reports, among other things.

Investors will be unable to declare the Security in "default" and demand repayment.

Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which Investors will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Investors have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may Investors demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event and Investors may have to hold the Securities indefinitely.

The Company may never conduct a future equity financing or elect to convert the Securities if such future equity financing does occur. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an initial public offering. If neither the conversion of the Securities nor a liquidity event occurs, Investors could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Equity securities acquired upon conversion of the Securities may be significantly diluted as a consequence of subsequent equity financings.

The Company's equity securities will be subject to dilution. The Company intends to issue additional equity to employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence holders of equity securities resulting from the conversion of the Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the Investor's control and economic interests in the Company.

The amount of additional financing needed by the Company will depend upon several contingencies not foreseen at the time of this Offering. Generally, additional financing (whether in the form of loans or the issuance of other securities) will be intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds received in any additional financing are not sufficient to meet the Company's needs, the Company may have to raise additional capital at a price unfavorable to their existing investors, including the holders of the Securities. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to accurately predict the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain financing on favorable terms could dilute or otherwise severely impair the value of the Securities.

In addition, the Company has certain equity grants and convertible securities outstanding. Should the Company enter into a financing that would trigger any conversion rights, the converting securities would further dilute the equity securities receivable by the holders of the Securities upon a qualifying financing.

Equity securities issued upon conversion of the Securities may be substantially different from other equity securities offered or issued by the Company at the time of conversion.

In the event the Company decides to exercise the conversion right, the Company will convert the Securities into equity securities that are materially different from the equity securities being issued to new investors at the time of conversion in many ways, including, but not limited to, liquidation preferences, dividend rights, or anti-dilution protection. Additionally, any equity securities issued at the Conversion Price (as defined in the Crowd SAFE agreement) shall have only such preferences, rights, and protections in proportion to the Conversion Price and not in proportion to the price per share paid by new investors receiving the equity securities. Upon conversion of the Securities, the Company may not provide the holders of such Securities with the same rights, preferences, protections, and other benefits or privileges provided to other investors of the Company.

The forgoing paragraph is only a summary of a portion of the conversion feature of the Securities; it is not intended to be complete, and is qualified in its entirety by reference to the full text of the Crowd SAFE agreement, which is attached as Exhibit C.

A Crowd SAFE holder may lose their right to any appreciation or return on investment due to defaulting on certain notice and require action requirements in such Crowd SAFE; failure to claim cash set aside in this case may result in a total loss of principal.

The Crowd SAFE offered requires a holder to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion or termination of the Crowd SAFE, in connection with an Equity Financing or Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company. Failure to make a timely action may result in the Company declaring that the Investor is only eligible to receive a cash payment equal to their Purchase Amount (or a lesser amount in certain events). While the Company will set aside such payment for the investor, such payment may be subject to escheatment laws, resulting in a total loss of principal if the Investor never claims their payment.

There is no present market for the Securities and we have arbitrarily set the price.

The Offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our asset value, net worth, revenues or other established criteria of value. We cannot guarantee that the Securities can be resold at the Offering price or at any other price.

In the event of the dissolution or bankruptcy of the Company, Investors will not be treated as debt holders and therefore are unlikely to recover any proceeds.

In the event of the dissolution or bankruptcy of the Company, the holders of the Securities that have not been converted will be entitled to distributions as described in the Securities. This means that such holders will only receive distributions once all of the creditors and more senior security holders, including any holders of preferred stock, have been paid in full. Neither holders of the Securities nor holders of CF Shadow Securities can be guaranteed any proceeds in the event of the dissolution or bankruptcy of the Company.

While the Securities provide mechanisms whereby holders of the Securities would be entitled to a return of their purchase amount upon the occurrence of certain events, if the Company does not have sufficient cash on hand, this obligation may not be fulfilled.

Upon the occurrence of certain events, as provided in the Securities, holders of the Securities may be entitled to a return of the principal amount invested. Despite the contractual provisions in the Securities, this right cannot be guaranteed if the Company does not have sufficient liquid assets on hand. Therefore, potential Investors should not assume a guaranteed return of their investment amount.

There is no guarantee of a return on an Investor's investment.

There is no assurance that an Investor will realize a return on their investment or that they will not lose their entire investment. For this reason, each Investor should read this Form C and all exhibits carefully and should consult with their attorney and business advisor prior to making any investment decision.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

BUSINESS

Description of the Business

We built Dryvebox to open the game of golf to everyone. The box is a one of a kind mobile golf experience, and people love it. Young or old, experienced or not, people are getting in the box to join the game, improve their swing, and have fun. Our mission is to lower the barriers to entry to learn golf. Golf is an amazing sport that goes beyond hitting a ball into 18-holes. It teaches us about patience, composure, confidence, and sportsmanship. We believe golf should be more accessible to the world. Professional-level golf simulators (like Trackman), equipment, and effective coaching can be difficult to access. We want to ensure everyone has access to technology they need to become confident golfers.

Business Plan

We have experienced the power of golf to strengthen communities, and we want to bring this element of golf to more people. Whether it's bringing Dryvebox to events or simply to your doorstep for your family, our hope is that Dryvebox will bring communities together. We currently earn revenue through customers booking events, practicing and playing games in the box, and getting coaching out of the box. Dryvebox has serviced large scale events, such as Women's PGA tour events, as well as smaller events, such as birthday and father's day parties. These events are both B2B and B2C, and we aim to continue to grow both channels. Our practice and play sessions currently are a B2C offering, though in the future we may investigate corporate "employee perk" offerings for this service as well. Similarly, coaching is a B2C offering today, with a potential future as a B2B service. We currently offer coaches from $80-250 per hour. Select additional growth opportunities that Dryvebox anticipates it will investigate include merchandise sales (of Dryvebox as well as other brands), brand-sponsored boxes, and school partnerships..

The Company's Current Products and/or Services

Product / Service	Description
Coaching ("Learn")	**Individuals and small groups book coaching sessions completed in the box.**
Practice and Games ("Play")	**Individuals and small groups book time in the box to practice or play games on the simulator.**
Events ("Party")	**Individuals and businesses book events, ranging from 2 hours to multiple days.**

Competition

The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. Dryvebox created the market for a high-quality, mobile golf experience and has the competitive advantage of being first, as well as authorized patents for the technology in our boxes (with more patents pending). Dryvebox is the company known for bringing a quality, fun experience to you. Alternatives to Dryvebox include regular driving ranges and courses and tech-enabled but fixed-location golf experiences like Topgolf, Driveshack, and Five Iron golf, Golftec, and XGolf, and regional/smaller players that service events with portable golf simulators. We continue to innovate and maintain competitive advantage with high quality, accessible offerings that are easy to book and enjoy.

Customer Base and Consumer Market

Dryvebox attracts a wide range of customers. For our direct to consumer offerings, we receive bookings from people across the age spectrum, and from golfers and nongolfers alike. From the corporate standpoint, to date we have booked events with bars and restaurants, golf courses and clubs, and companies for their employees. We look forward to continuing to sell to additional categories of business buyers.

Supply Chain

The company's primary simulator supplier is TrackMan, though we could offer our service with various other simulator technologies without significantly degrading our offerings. The physical golf trailers are manufactured by a

single manufacturer in the United States.There are hundreds of alternate custom trailer manufacturers across the United States that could produce trailers for Dryvebox, and we are in the process of expanding our trailer supply base.

Intellectual Property

Application or Registration #	Title	Description	Priority/File Date	Status	Country
17/172,071*	User configurable trailer	Utility Patent	7/16//2020	allowed	USA
17/172,069*	User configurable trailer	Utility Patent	2/9/2021	allowed	USA
29/771,944	User configurable trailer	Design Patent	2/25/2021	pending	USA
29/771,943	User configurable trailer	Design Patent	2/25/2021	pending	USA
17/396,492	User configurable trailer	Utility Patent	8/6/2021	pending	USA
PCT/US21/41704	User configurable trailer	PCT utility patent	7/14/2021	pending	PCT
90394057	DRYVEBOX	TRADEMARK	12/18/2020	N/A	UNITED STATES
90412470	DRYVEBOX	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412549	DRYVEBOX	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412672	SUCK LESS KIT	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412740	MOBILE GOLF SIMULATOR	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412814	DRYVE GOLF	TRADEMARK	12/25/2020	N/A	UNITED STATES
90412861	LONG DRYVE	TRADEMARK	12/25/2020	N/A	UNITED STATES
88914894*	DRYVBOX	TRADEMARK	5/13/2020	N/A	UNITED STATES
88914883*	DRYV	TRADEMARK	5/13/2020	N/A	UNITED STATES

*Owned by Yang &Cohen Enterprises Inc., a Delaware corporation, a wholly-owned subsidiary of Dryvebox, Inc.

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

USE OF PROCEEDS

The following table illustrates how we intend to use the net proceeds received from this Offering. The values below are not inclusive of payments to financial and legal service providers and escrow related fees, all of which were incurred in the preparation of this Offering and are due in advance of the closing of the Offering.

Use of Proceeds	% of Proceeds if Target Offering Amount Raised	Amount if Target Offering Amount Raised	% of Proceeds if Maximum Offering Amount Raised	Amount if Maximum Offering Amount Raised
Intermediary Fees	6%	$1,500	6%	$64,200
Hiring new employees	15%	$3,750	15%	$160,500
Research and Development	30%	$7,500	30%	$321,000
Capital Expenditures	20%	$5,000	20%	$214,000
Marketing	20%	$5,000	20%	$214,000
Intellectual Property	4%	$1,000	4%	$42,800
General and Administrative	5%	$1,250	5%	$53,500
Total	**100%**	**$25,000**	**100%**	**$1,070,000**

The Company has discretion to alter the use of proceeds set forth above to adhere to the Company's business plan and liquidity requirements. For example, economic conditions may alter the Company's general marketing or general working capital requirements.

The Company has raised additional capital from other sources, and will not specifically allocate the Proceeds. Instead, we will use the proceeds in the same way we use all existing capital at the Company, as outlined below:

Hiring new employees: With the company's operational, marketing, R&D, and overall footprint expanding, we will hire additional staff to support our growth.

Research and Development: The Company will continue to develop new trailer designs, to iterate on the existing trailer design, and will continue to build out the product experience, with additional features and capabilities.

Capital Expenditures: The Company will purchase additional trailers to support its growth deeper in existing territories as well as into new territories.

Marketing: The Company will develop its marketing program, advertising to create awareness, intent, and conversions. We expect to market across different platforms, primarily in the digital arena, but also through experimentation in OOH, CTV, direct sales, and other channels.

When determining what mix of proceeds to use, the Company will evaluate from a mission-first orientation, i.e., we will spend money on what is most critical to growing the game and getting more swings from people. Such determinations are not always obvious, and may involve trading short term growth in the name of long term investment to create greater growth. That said, factors that would influence where capital is spent are impact on short term revenue, impact on long term potential for revenue, legal requirements, and value of a given activity in protecting and/or retaining the assets or customers already developed.

DIRECTORS, OFFICERS, MANAGERS , AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

DIRECTORS AND OFFICERS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Adeel Yang	Founder, Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer, and Secretary	2021 - Present. Founder and CEO, Dryvebox, Inc., primarily responsible for management and oversight of the Company's operations. 2019-2021. Business Leader, Integrated Patient Management, Philips, Inc., primarily responsible for management and oversight of the Company's operations. 2015-2019. Founder and CEO, Medumo (acquired by Philips), primarily responsible for management and oversight of the Company's operations.	BA, with honors, summa cum laude, in Economics and Molecular and Cellular Biology, The University of Arizona, 2008 MD, University of Arizona, research distinction and AOA, 2012

Biographical Information

Adeel Yang is the founder and CEO of Dryvebox. He graduated with an economics and molecular and cellular biology degree, with honors, summa cum laude, from the University of Arizona in 2008. He proceeded to earn his MD, also from the University of Arizona, where he graduated with research distinction and as a member of Alpha Omega Alpha, the medical school's honors society. While a medical student, Adeel cofounded Picmonic, Inc., and after graduation he and his cofounders continued with the business full time. Picmonic offers an e-learning platform that helps allied health professional students learn and retain information for better academic performance. With Adeel's leadership, Picmonic served over 1 million students around the world. After Picmonic, Adeel cofounded Medumo, Inc., which offers patient engagement software to aid hospitals better prepare their patients for surgeries and other procedures. Medumo was in the winter 2018 class of Y-Combinator, and raised 3 rounds of funding on their toward an ultimate exit with Philips, in July 2019. Picmonic was acquired by TrueLearn, an LLR-backed digital health company in August 2021. Adeel founded Dryvebox in October, 2020.

OTHER KEY PERSONS

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jake Hutt	Cofounder and Chief Golf Officer	2020-Present. Cofounder and CGO, Dryvebox, Inc., primarily responsible for management and oversight of the Company's experiences operations. 2013-2020 Class-A Certified Teaching Professional at Stanford Golf Course.	Class A Certification, PGA, 2018

Mike Leong	Cofounder and Chief Technology Officer	2021-Present - Cofounder and CTO, Dryvebox, Inc., primarily responsible for all R&D. 2020-2021 - Tiktok, US Frontend technical lead, responsible for the official website and branding initiatives. 2019-2020 - Uber, Lead Full Stack for the Uber money platform, responsible for creating money data visualization through Uber. 2017-2019 - Walmart, Frontend for Vudu, responsible for Vudu's living room devices platforms.	BA, Computer Engineering, Santa Clara University 2003 MS, Computer Engineering, Santa Clara University, 2004
Matt Gipple	Cofounder	2021-Present - Cofounder, Dryvebox, Inc., primarily responsible for Strategy, Finance, Legal, People, Growth, and Operations. 2019-2021 - Head of Legal, GoForward, Inc., primarily responsible for all legal and public policy matters for Forward. 2015-2019 General Counsel and Corporate Secretary, Cruise LLC, primarily responsible for all legal and public policy matters for Cruise.	BA, honors, summa cum laude, Finance, The University of Arizona, 2008 JD, Stanford Law School, 2011
Tim Lin	Operations Lead	2021-Present. Operations Lead at Dryvebox, Inc.., primarily responsible for building and managing Dryvebox operations, as well as supporting Strategy, Finance, and Growth. 2019-2021. MBA student, Stanford Graduate School of Business. 2014-2019. Manager, A.T. Kearney, primarily responsible for strategy & operations consulting for Food & Beverage, Consumer Products and Healthcare industries.	BA, summa cum laude, Industrial and Systems Engineering, The Georgia Institute of Technology, 2014 MBA, Stanford Graduate School of Business, 2021

Biographical Information

Mike Leong:
Mike cofounded Dryvebox and is Dryvebox's CTO. Before Dryvebox, Mike was a pro golfer, golf course manager, software engineer, and software leader. He graduated with a masters degree in Computer Engineering from Santa Clara University in 2004, and then went on to pursue a career in the golf industry, eventually turning professional. After playing professionally, Mike became the Director of Operations for Crystal Springs and Los Lagos golf courses in California. Next, Mike switched careers and became a software engineer, and has worked as an engineer and leader at Citrix, Walmart, Uber, and TikTok.

Jake Hutt:

Jake Hutt cofounded Dryvebox in 2020 with Adeel, and is Dryvebox's Chief Golf Officer. He began his career as a teaching professional at Stanford Golf Course. Recognizing his growing popularity, Jake began taking his advice and content online by way of his Instagram account in 2020, garnering over 90,000 followers to date. With Dryvebox, Jake is responsible for building and maturing our product and experience, training coaches and developing our coaching curriculum, and developing marketing content and strategy.

Matt Gipple:

Matt Gipple brings to Dryvebox a wealth of experience in helping scale and run technology businesses. Graduating with an honors degree, summa cum laude, in finance from the University of Arizona in 2008, Matt continued his studies and earned his JD at Stanford Law School in 2011. Subsequently, Matt practiced antitrust and large scale commercial litigation at the global law firm Latham & Watkins and clerked for Federal District Judge Maxine M. Chesney. Matt then joined the self-driving car startup Cruise as their first attorney. At Cruise as their General Counsel, Matt helped lead the organization through its $1B+ acquisition by General Motors, over 150x employee growth and the growth of a legal and policy team of over 30 people, development of several models of self-driving vehicles and expansion into multiple testing markets, over $7B in capital raised in less than 18 months, and the creation of new laws and policy regarding self-driving vehicles in over 15 states and at the federal level. Matt left Cruise to found another legal team, this one in the healthcare space at Forward. While there, Matt supported the company's expansion into new markets across the United States, completion of a Series D round of over $200mm, development of privacy and compliance infrastructure, and growth in overall and legal and compliance teams and maturity.

Tim Lin:

Tim Lin brings robust end-to-end supply chain operations and growth strategy experience across a variety of industries, including consumer products, manufacturing, transportation, and travel and hospitality. After graduating summa cum laude in Industrial and Systems Engineering from the Georgia Institute of Technology in 2014, Tim joined global management consulting firm, A.T. Kearney. At A.T. Kearney, Tim advised various clients on problems including raw materials, components and finished goods procurement, asset utilization optimization, organizational and operating model design, and distribution channel strategy. Tim returned to school in 2019 and earned his MBA from the Stanford Graduate School of Business in 2021. While at the GSB, Tim spent his summer at NVIDIA as a Product Manager for GeForce and focused on enhancing the customer product discovery and purchase journey via product marketing, influencer activations, and ecosystem partnerships.

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

The Certificate of Incorporation provides:

- To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the Company shall not be personally liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director.
- The Company shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he, his testator or intestate is or was a director or officer of the Company or any predecessor of the Company, or serves or served at any other enterprise as a director or officer at the request of the Company or any predecessor to the Company.

CAPITALIZATION, DEBT AND OWNERSHIP

Capitalization

The Company's authorized capital stock consists of 11,108,725 shares of common stock, par value $0.00001 per share (the "**Common Stock**"). At the closing of this Offering, assuming only the Target Offering Amount is sold, 9,791,333 shares of Common Stock will be issued and outstanding.

Outstanding Capital Stock

As of the date of this Form C, the Company's outstanding capital stock consists of:

Type	Common Stock
Amount Outstanding	9,791,333
Par Value Per Share	$0.00001
Voting Rights	1 vote per share
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors of the Company may issue additional shares of common stock which would limit, dilute or qualify the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	78.44%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C, the Company has the following additional securities outstanding:

Type	Simple Agreement for Future Equity
Purchase Amount	$2,592,000
Post-Money Valuation Cap	$15,000,000
Discount	20%
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	**Equity Financing**: If there is a certain equity financing before the termination of the Safe, on the initial closing of such equity financing, the Safe will automatically convert into the greater of: (1) the number of shares of certain standard preferred stock equal to the purchase amount of the Safe divided by the lowest price per share of the certain standard preferred stock; or (2) the number of shares of certain safe preferred stock equal to the purchase amount of the Safe divided by a certain safe price. **Liquidity Event**: If there is a certain liquidity event before the termination of the Safe, the Safe will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds, due and payable to the holder immediately prior to, or concurrent with, the consummation of such liquidity event, equal to the greater of (i) the purchase amount of the Safe (the "**Cash-Out Amount**") or (ii) the amount payable on the number of shares of certain common stock equal to the purchase amount of the Safe divided by the certain liquidity price (the "**Conversion**

	Amount"). If any of the Company's securityholders are given a choice as to the form and amount of certain proceeds to be received in a certain liquidity event, the holder will be given the same choice, *provided* that the holder may not choose to receive a form of consideration that the holder would be ineligible to receive as a result of the holder's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. **Dissolution Event**: If there is a certain dissolution event before the termination of the Safe, the holder will automatically be entitled (subject to a certain liquidation priority) to receive a portion of certain proceeds equal to the Cash-Out Amount, due and payable to the holder immediately prior to the consummation of a certain dissolution event.
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may issue additional Safes which may limit, dilute or qualify the Securities.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	13.55%*

*Conversion calculated using a pre-money valuation cap of $15,000,000 in this Offering.

Type	2020 Stock Plan
Amount Authorized / Amount Issued	1,000,000 / 150,000
Voting Rights	None
Anti-Dilution Rights	None
Material Terms	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Board of Directors of the Company may increase the amount of shares allocated to the stock plan which would limit, dilute or qualify the Securities issued pursuant to Regulation CF.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering of convertible securities).	8.01%

Outstanding Debt

As of the date of this Form C, the Company has the following debt outstanding:

Type	Credit Card
Creditor	Chase
Amount Outstanding	$207.08
Interest Rate and Amortization Schedule	12.24%
Description of Collateral	None
Other Material Terms	None
Maturity Date	None
Date Entered Into	Aug. 18, 2021

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Adeel Yang	4,400,000 shares of common stock	44.94%
Mike Leong	2,082,608 shares of common stock	21.27%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Dryvebox, Inc. (the "**Company**") was incorporated on October 28, 2020 under the laws of the State of Delaware, and is headquartered in San Francisco, CA.

Cash and Cash Equivalents

The financial statements provided cover an end date of 12/31/2020, slightly over two months after the Company was incorporated. At the end of 2020, the Company had been seeded with a small investment from the founder and CEO, Adeel Yang, as well as capital from initial investors through the sale and issuance of Simple Agreements for Future Equity, *see* "**CAPITALIZATION, DEBT AND OWNERSHIP,**" starting on page 21 and "**TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST,**" starting on page 25.

Specifically, on 12/31/2020, the Company had $132,250 in cash on hand, accounting for all the cash and equivalents represented in the financial statements.

As of September 30, 2021 the Company had an aggregate of $997,000 in cash and cash equivalents on hand, leaving the Company with approximately 13 months of runway at its current burn rate and not accounting for any revenue earned.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under the section titled "*Use of Proceeds*", which is an indispensable element of our business strategy. The Company currently does not have any additional outside sources of capital other than the proceeds from the Offering, except with respect to revenue from operations.

Capital Expenditures and Other Obligations

The company expects to spend approximately $200,000 on additional boxes in the upcoming 6 months for use in its business operations.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Investors should consider whether achievement of each step within the estimated time frame will be realistic in their judgment. Potential Investors should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

Please see the financial statements attached as Exhibit A for subsequent events and applicable disclosures.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Amount of Securities Issued	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Common Stock	$97.92.09	9,792,333 shares of common stock	General Corporate	11/3/2020 – 7/1/21	Section 4(a)(2)
Simple Agreement for Future Equity	$2,592,000	12 SAFEs	General Corporate	11/3/2020 – 10/6/2021	Section 4(a)(2)
Stock Options (ISOs/NSOs)	n/a	150,000 options to purchase shares of common stock	n/a	11/4/2020 - 6/22/21	Rule 701

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counterparty is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons:

- On November 3, 2020, Adeel Yang, the Company's Founder, Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary, entered into an agreement with the Company under which the Company issued 4,400,000 shares of common stock at a per share purchase price of $0.00001 per share.
- On August 18, 2021, the Company issued a Simple Agreement for Future Equity in exchange for $1,000,0000 from Adeel Yang, the Company's Founder, Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary.
- On August 20, 2021, the Company purchased all the shares in Yang & Cohen Enterprises Inc., for $2,705,235. Adeel Yang, the Company's Founder, Director, Chief Executive Officer, President, Chief Financial Officer, Treasurer and Secretary, was a majority owner in Yang & Cohen Enterprises Inc.

THE OFFERING AND THE SECURITIES

The Offering

The Company is offering a minimum amount of $25,000 (the "**Target Offering Amount**") and up to a maximum amount of $1,070,000 (the "**Maximum Offering Amount**") of Crowd SAFE (Simple Agreement for Future Equity) (the "**Securities**") on a best efforts basis as described in this Form C (this **"Offering"**). We must raise an amount equal to or greater than the Target Offering Amount by February 23, 2022 (the "**Offering Deadline**"). Unless we raise at least the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned. Potential purchasers of the Securities are referred to herein as "**Investors**" or "**you**".

The price of the Securities was determined arbitrarily, does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other established criteria of value, and should not be considered indicative of the actual value of the Securities. The minimum amount that an Investor may invest in the Offering is $150 and the maximum amount that an Investor may invest in the Offering is $1,000, each of which is subject to adjustment in the Company's sole discretion.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by OpenDeal Portal LLC dba Republic (the "**Intermediary**"), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. **If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Security indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor.**

Investor funds will be held in escrow with Prime Trust, LLC until the Target Offering Amount has been met or exceeded and one or more closings occur. Investors may cancel an investment commitment until up to 48 hours prior to the Offering Deadline, or such earlier time as the Company designates pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. **Investors using a credit card to invest must represent and warrant to cancel any investment commitment(s) by submitting a request through the Intermediary at least 48 hours prior to the Offering Deadline, instead of attempting to claim fraud or claw back their committed funds.**

The Company will notify Investors when the Target Offering Amount has been reached through the Intermediary. If the Company reaches the Target Offering Amount prior to the Offering Deadline, it may close the Offering early *provided* (i) the expedited Offering Deadline must be twenty-one (21) days from the time the Offering was opened, (ii) the Intermediary must provide at least five (5) business days' notice prior to the expedited Offering Deadline to the Investors and (iii) the Company continues to meet or exceed the Target Offering Amount on the date of the expedited Offering Deadline.

Material Changes

If any material change occurs related to the Offering prior to the current Offering Deadline the Company will provide notice to Investors and receive reconfirmations from Investors who have already made commitments. If an Investor does not reconfirm their investment commitment after a material change is made to the terms of the Offering within five (5) business days of receiving notice, the Investor's investment commitment will be cancelled and the committed funds will be returned without interest or deductions. If an Investor does not cancel an investment commitment before the Target Offering Amount is reached, the funds will be released to the Company upon the closing of the Offering and the Investor will receive the Securities in exchange for their investment.

Intermediate Closings

In the event an amount equal to two (2) times the Target Offering Amount is committed and meets all required terms of the Offering prior to the Offering Deadline on such date or such later time the Company designates pursuant to Rule 304(b) of Regulation CF, the Company may conduct the first of multiple closings of the Offering early, *provided* (i) the early closing date must be twenty-one (21) days from the time the Offering opened and (ii) that all Investors will receive notice of such early closing date at least five (5) business days prior to such new offering deadline (absent a material change that would require an extension of the Offering and reconfirmation of all investment commitments).

Investors who committed on the date such notice is provided or prior to the issuance of such notice will be able to cancel their investment commitment until 48 hours before such early closing date.

If the Company conducts an initial closing (the "**Initial Closing**"), the Company agrees to only withdraw half of the proceeds that are in escrow and will only conduct such Initial Closing if there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of the Initial Closing. The Company may only conduct another close (a "**Subsequent Closing**") before the Offering Deadline if the amount of investment commitments made as of the date of such Subsequent Closing exceeds two times the amount committed as of the date of the Initial Closing and there are more than twenty-one (21) days remaining before the Offering Deadline as of the date of such Subsequent Closing.

Any investment commitments received after an intermediate closing will be released to the Company upon a subsequent closing and the Investor will receive evidence of the Securities via electronic certificate/PDF in exchange for their investment commitment as soon as practicable thereafter.

The Company has agreed to return all funds to Investors in the event a Form C-W is ultimately filed in relation to this Offering, regardless of whether multiple closings are conducted.

Investment commitments are not binding on the Company until they are accepted by the Company, which reserves the right to reject, in whole or in part, in its sole and absolute discretion, any investment commitment. If the Company rejects all or a portion of any investment commitment, the applicable prospective Investor's funds will be returned without interest or deduction.

PRIME TRUST, THE ESCROW AGENT SERVICING THE OFFERING, HAS NOT INVESTIGATED THE DESIRABILITY OR ADVISABILITY OF AN INVESTMENT IN THIS OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT MAKES NO REPRESENTATIONS, WARRANTIES, ENDORSEMENTS, OR JUDGEMENT ON THE MERITS OF THE OFFERING OR THE SECURITIES OFFERED HEREIN. THE ESCROW AGENT'S CONNECTION TO THE OFFERING IS SOLELY FOR THE LIMITED PURPOSES OF ACTING AS A SERVICE PROVIDER.

The Securities

We request that you please review this Form C and the Crowd SAFE instrument attached as <u>Exhibit C</u>, in conjunction with the following summary information.

Transfer Agent and Registrar

The Company will act as transfer agent and registrar for the Securities.

Not Currently Equity Interests

The Securities are not currently equity interests in the Company and merely provide a right to receive equity at some point in the future upon the occurrence of certain events.

Dividends

The Securities do not entitle Investors to any dividends.

Conversion

Upon each future equity financing resulting in proceeds to the Company of not less than $1,000,000 (each an "**Equity Financing**"), the Securities are convertible at the option of the Company, into CF Shadow Securities, which are non-voting securities otherwise identical to those issued in such future Equity Financing except (1) they do not provide the right to vote on any matters except as required by law, (2) they require Investors to vote in accordance with the majority of the investors purchasing securities from the Company in such Equity Financing with respect to any such required vote and (3) they do not provide any inspection or information rights (other than those contemplated by Regulation CF or otherwise required by law). The Company has no obligation to convert the Securities in any Equity Financing.

Conversion Upon the First Equity Financing

If the Company elects to convert the Securities upon the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the greater of the quotient obtained by dividing the amount the Investor paid for the Securities (the "**Purchase Amount**") by (a) or (b) immediately below (the "**Conversion Price**"):

(a) the quotient of $15,000,000 divided by the aggregate number of issued and outstanding shares of capital stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible preferred stock and all outstanding vested or unvested options or warrants to purchase capital stock, but excluding (i) shares of capital stock reserved for future issuance under any equity incentive or similar plan, (ii) convertible promissory notes, (iii) any Simple Agreements for Future Equity, including the Securities (collectively, "**Safes**"), and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes;

OR

(b) the price per share of the securities sold in such Equity Financing multiplied by 80%.

Such Conversion Price shall be deemed the "**First Equity Financing Price**".

Conversion After the First Equity Financing

If the Company elects to convert the Securities upon an Equity Financing other than the first Equity Financing following the issuance of the Securities, the Investor will receive the number of CF Shadow Securities equal to the quotient obtained by dividing (a) the Purchase Amount by (b) the First Equity Financing Price.

If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE, as contemplated above in connection with an Equity Financing, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert the Crowd Safe to capital stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

Conversion Upon a Liquidity Event Prior to an Equity Financing

In the case of the Company's undergoing an **IPO** (as defined below) of its Capital Stock or a Change of Control (as defined below) of the Company (either of these events, a "**Liquidity Event**") prior to any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) a cash payment equal to the Purchase Amount subject to the following paragraph (the "**Cash Out Option**") or (ii) a number of shares of Common Stock of the Company equal to the Purchase Amount divided by the quotient of (a) $15,000,000 divided by (b) the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock outstanding (on an as-converted basis), assuming the exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (x) shares of capital stock reserved for future issuance under any equity incentive or similar plan; (y) any Safes; (z) convertible promissory notes; and (aa) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or Safes.

In connection with the Cash Out Option, the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event. If there are not enough funds to pay the Investors and the holders of other Safes (collectively, the

"**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

"**Change of Control**" as used above, means (i) a transaction or series of related transactions in which any person or group becomes the beneficial owner of more than fifty percent (50%) of the outstanding voting securities entitled to elect the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, in which the outstanding voting security holders of the Company fail to retain at least a majority of such voting securities following such transaction or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**IPO**" as used above, means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

Conversion Upon a Liquidity Event Following an Equity Financing

In the case of a Liquidity Event following any Equity Financing, the Investor must select, at the option of the Investor and within thirty (30) days of receiving notice (whether actual or constructive), either (i) the Cash Out Option or (ii) a number of shares of the most recently issued capital stock equal to the Purchase Amount divided by the First Equity Financing Price. Shares of capital stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of capital stock issued in connection with the Company's most recent Equity Financing.

If there are not enough funds to pay the Investors and the other Cash-Out Investors in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of the Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued capital stock, as contemplated above in connection with a Liquidity Event, within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

If the Company's board of directors (or other applicable governing body if the Company is a limited liability company) determines in good faith that delivery of equity securities to the Investor pursuant to Liquidity Event paragraphs above would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such capital stock, as determined in good faith by the Company's board of directors (or other applicable governing body if the Company is a limited liability company).

Dissolution

If there is a Dissolution Event (as defined below) before the Securities terminate, subject to the preferences applicable to any series of preferred stock then outstanding, the Company will distribute all proceeds legally available for distribution with equal priority among the (i) holders of the Securities (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of the Dissolution Event), (ii) all other holders of instruments sharing in the distribution of proceeds of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) all holders of Common Stock.

A "**Dissolution Event**" means (i) a voluntary termination of operations by the Company, (ii) a general assignment for the benefit of the Company's creditors or (iii) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

Termination

The Securities terminate upon (without relieving the Company of any obligations arising from a prior breach of or non-compliance with the Securities) upon the earlier to occur of: (i) the issuance of shares in the CF Shadow Securities to the Investor pursuant to the conversion provisions of the Crowd SAFE agreement or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to a Liquidity Event or a Dissolution Event.

Voting and Control

Neither the Securities nor the securities issuable upon the conversion of the Securities have voting rights.

The Company does not have any voting agreements in place.

The Company does not have any shareholder or equity holder agreements in place.

Anti-Dilution Rights

The Securities do not have anti-dilution rights, which means that future equity issuances and other events will dilute the ownership percentage that the Investor may eventually have in the Company.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: (1) to the Company; (2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act; (3) as part of an IPO; or (4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Each Investor should be aware that although the Securities may legally be able to be transferred, there is no guarantee that another party will be willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any capital stock into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel reasonably satisfactory to the Company stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any capital stock into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be lent, offered, pledged, or sold for up to 180 days following such IPO.

Other Material Terms

- The Company does not have the right to repurchase the Securities.
- The Securities do not have a stated return or liquidation preference.
- The Company cannot determine if it currently has enough capital stock authorized to issue upon the conversion of the Securities, because the amount of capital stock to be issued is based on the occurrence of future events.

COMMISSION AND FEES

At the conclusion of the Offering, the issuer shall pay a fee of six percent (6%) of the amount raised in the Offering to the Intermediary.

Stock, Warrants and Other Compensation

The Intermediary will also receive compensation in the form of securities equal to two percent (2%) of the total number of the Securities sold in the offering.

TAX MATTERS

EACH PROSPECTIVE INVESTOR SHOULD CONSULT WITH THEIR OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE INVESTOR OF THE PURCHASE, OWNERSHIP AND SALE OF THE INVESTOR'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

TO ENSURE COMPLIANCE WITH THE REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT ANY TAX STATEMENT IN THIS FORM C CONCERNING UNITED STATES FEDERAL TAXES IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING ANY TAX-RELATED PENALTIES UNDER THE UNITED STATES INTERNAL REVENUE CODE. ANY TAX STATEMENT HEREIN CONCERNING UNITED STATES FEDERAL TAXES WAS WRITTEN IN CONNECTION WITH THE MARKETING OR PROMOTION OF THE TRANSACTIONS OR MATTERS TO WHICH THE STATEMENT RELATES. EACH TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER'S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

Potential Investors who are not United States residents are urged to consult their tax advisors regarding the United States federal income tax implications of any investment in the Company, as well as the taxation of such investment by their country of residence. Furthermore, it should be anticipated that distributions from the Company to such foreign investors may be subject to United States withholding tax.

EACH POTENTIAL INVESTOR SHOULD CONSULT THEIR OWN TAX ADVISOR CONCERNING THE POSSIBLE IMPACT OF STATE TAXES.

LEGAL MATTERS

Any prospective Investor should consult with its own counsel and advisors in evaluating an investment in the Offering.

DISCLAIMER OF TELEVISION, RADIO, PODCAST AND STREAMING PRESENTATION

The Company's officers may participate in the filming or recording of a various media and in the course of the filming, may present certain business information to the investor panel appearing on the show (the "**Presentation**"). The Company will not pass upon the merits of, certify, approve, or otherwise authorize the statements made in the Presentation. The Presentation commentary being made should not be viewed as superior or a substitute for the disclosures made in this Form-C. Accordingly, the statements made in the Presentation, unless reiterated in the Offering materials provided herein, should not be applied to the Company's business and operations as of the date of this Offering. Moreover, the Presentation may involve several statements constituting puffery, that is, exaggerations not to be taken literally or otherwise as indication of factual data or historical or future performance.

ADDITIONAL INFORMATION

The summaries of, and references to, various documents in this Form C do not purport to be complete and in each instance reference should be made to the copy of such document which is either an appendix to this Form C or which will be made available to Investors and their professional advisors upon request.

Prior to making an investment decision regarding the Securities described herein, prospective Investors should carefully review and consider this entire Form C. The Company is prepared to furnish, upon request, a copy of the forms of any documents referenced in this Form C. The Company's representatives will be available to discuss with prospective Investors and their representatives and advisors, if any, any matter set forth in this Form C or any other

matter relating to the Securities described in this Form C, so that prospective Investors and their representatives and advisors, if any, may have available to them all information, financial and otherwise, necessary to formulate a well-informed investment decision. Additional information and materials concerning the Company will be made available to prospective Investors and their representatives and advisors, if any, at a mutually convenient location upon reasonable request.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/ Adeel Yang

(Signature)

Adeel Yang

(Name)

Chief Executive Officer

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Adeel Yang

(Signature)

Adeel Yang

(Name)

Sole Director

(Title)

October 26, 2021

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

DRYVEBOX, INC.

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2020 AND 2019

WITH INDEPENDENT ACCOUNTANT'S REVIEW REPORT

TABLE OF CONTENTS



Belle Business Services

Certified Public Accountants

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Dryvebox, Inc.
San Francisco, California

We have reviewed the accompanying financial statements of Dryvebox, Inc., which comprise of the balance sheets as of December 31, 2020, and 2019, and the related statements of income, statements of equity and statements of cash flows for the years ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility
Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion
Based on our review, we are not aware of any material modification that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 5, certain conditions raise an uncertainty about the Company's ability to continue as a going concern. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Belle Business Services, LLC

Belle Business Services, LLC
September 22, 2021

DRYVEBOX, INC.
BALANCE SHEETS
DECEMBER 31, 2020 AND 2019
(unaudited)

ASSETS

	2020	2019
CURRENT ASSETS		
Cash and cash equivalents	$ 132,250	N/A
TOTAL CURRENT ASSETS	132,250	N/A
OTHER ASSETS		
Intangible assets	2,975	N/A
TOTAL ASSETS	$ 135,225	N/A

LIABILITIES AND SHAREHOLDERS' EQUITY

	2020	2019
CURRENT LIABILITIES		
Accounts payable	$ -	N/A
TOTAL CURRENT LIABILITIES	-	N/A
TOTAL LONG-TERM LIABILITIES	-	N/A
TOTAL LIABILITIES	-	N/A
SHAREHOLDERS' EQUITY		
Common stock, see note 4	20	N/A
Additional paid-in capital	41	N/A
SAFE obligations	150,000	N/A
Retained earnings/(Accumulated deficit)	(14,836)	N/A
TOTAL SHAREHOLDERS' EQUITY	135,225	N/A
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 135,225	N/A

See independent accountant's review report and accompanying notes to financial statements.

DRYVEBOX, INC.
STATEMENTS OF INCOME
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
REVENUES	$ 9,568	N/A
COST OF GOODS SOLD	11,965	N/A
GROSS PROFIT	(2,397)	N/A
OPERATING EXPENSES		
General and administrative	1,640	N/A
Sales and marketing	10,799	N/A
TOTAL OPERATING EXPENSES	12,439	N/A
NET OPERATING INCOME	(14,836)	N/A
NET LOSS	$ (14,836)	N/A

See independent accountant's review report and accompanying notes to financial statements.

DRYVEBOX, INC.
STATEMENTS OF EQUITY
DECEMBER 31, 2020 AND 2019
(unaudited)

| | Common Stock | | Additional | SAFE | Retained Earnings | |
	Shares	Amount	Paid-in Capital	Obligations	(Accumulated Deficit)	Total
BEGINNING BALANCE, JANUARY 1, 2019	N/A	N/A	N/A	N/A	N/A	N/A
Net income	N/A	N/A	N/A	N/A	N/A	N/A
ENDING BALANCE, DECEMBER 31, 2019	-	$ -	$ -	$ -	$ -	$ -
Issuance of common stock	2,013,333	20	39	-	-	59
Issuance of SAFE obligations	-	-	-	150,000	-	150,000
Stock based compensation	-	-	2	-	-	2
Net loss	-	-	-	-	(14,836)	(14,836)
ENDING BALANCE, DECEMBER 31, 2020	2,013,333	$ 20	$ 41	$ 150,000	$ (14,836)	$ 135,225

See independent accountant's review report and accompanying notes to financial statements.

DRYVEBOX, INC.
STATEMENTS OF CASH FLOWS
DECEMBER 31, 2020 AND 2019
(unaudited)

	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss	$ (14,836)	N/A
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock based compensation	2	N/A
CASH USED FOR OPERATING ACTIVITIES	(14,834)	N/A
CASH FLOWS FROM INVESTING ACTIVITIES		
Cash used for intangible assets	(2,975)	N/A
CASH USED FOR INVESTING ACTIVITIES	(2,975)	N/A
CASH FLOWS FROM FINANCING ACTIVITIES		
Issuance of common stock	59	N/A
Issuance of SAFE obligations	150,000	N/A
CASH PROVIDED BY FINANCING ACTIVITIES	150,059	N/A
NET INCREASE IN CASH	132,250	N/A
CASH AT BEGINNING OF YEAR	-	N/A
CASH AT END OF YEAR	$ 132,250	N/A
CASH PAID DURING THE YEAR FOR:		
INTEREST	$ -	N/A
INCOME TAXES	$ -	N/A

See independent accountant's review report and accompanying notes to financial statements.

1. <u>**Summary of Significant Accounting Policies**</u>

   The Company
   Dryvebox, Inc. (the "Company") was incorporated in the State of Delaware on October 28, 2020. The Company is engaged in the business of renting mobile golf simulators for lessons, as well as private and corporate events.

   Going Concern
   Since Inception, the Company has relied on funds from SAFE obligations to fund its operations. As of December 31, 2020, the Company will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. As of December 31, 2020, the Company is still mostly in the developmental process, with very limited revenue. The Company's ability to continue as a going concern is dependent on the Company's ability to raise short term capital, as well as the Company's ability to generate funds through revenue producing activities.

   Fiscal Year
   The Company operates on a December 31st year-end.

   Basis of Presentation
   The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles (US GAAP).

   Use of Estimates
   The preparation of the financial statement in conformity with accounting principles generally accepted in the United States of America requires the use of management's estimates. These estimates are subjective in nature and involve judgments that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at fiscal year-end. Actual results could differ from those estimates.

   Cash and Cash Equivalents
   The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. As of December 31, 2020, and 2019, the Company held no cash equivalents.

   Risks and Uncertainties
   The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions.

   The Coronavirus Disease of 2019 (COVID-19) has recently affected global markets, supply chains, employees of companies, and our communities. Specific to the Company, COVID-19 may impact various parts of its 2021 operations and financial results including shelter in place orders, material supply chain interruption, economic hardships affecting funding for the Company's operations, and affects the Company's workforce. Management believes the Company is taking appropriate actions to mitigate the negative impact. However, the full impact of COVID-19 is unknown and cannot be reasonably estimated as of December 31, 2020.

1.   **Summary of Significant Accounting Policies (continued)**

Accounts Receivable
The Company's trade receivables are recorded when billed and represent claims against third parties that will be settled in cash. The carrying value of the Company's receivables, net of the allowance for doubtful accounts, represents their estimated net realizable value.

The Company evaluates the collectability of accounts receivable on a customer-by-customer basis. The Company records a reserve for bad debts against amounts due to reduce the net recognized receivable to an amount the Company believes will be reasonably collected. The reserve is a discretionary amount determined from the analysis of the aging of the accounts receivables, historical experience and knowledge of specific customers. As of December 31, 2020, and 2019, the Company had no accounts receivable.

Intangible Assets
The Company has recorded intangible assets at cost. The intangible assets consist of patents. Patents costs are amortized over the useful life of the patent. Amortization expense for the years ending December 31, 2020, and 2019, was nil.

The Company has recorded intangible assets at cost. The intangible assets consist of a patents. The Company evaluates intangible assets on an annual basis or more frequently if management believes indicators of impairment exist. Such indicators could include but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. The Company first assesses qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If management concludes that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, management conducts a two-step quantitative impairment test. The first step of the impairment test involves comparing the fair value of the applicable reporting unit with its carrying value. The Company estimates the fair values of its reporting units using a combination of the income, or discounted cash flows, approach and the market approach, which utilizes comparable companies' data. If the carrying amount of a reporting unit exceeds the reporting unit's fair value, management performs the second step of the impairment test. The second step of the impairment test involves comparing the implied fair value of the affected reporting unit's asset with the carrying value of that asset. The amount, by which the carrying value of the asset exceeds its implied fair value, if any, is recognized as an impairment loss. The Company's evaluation of its intangible asset completed during the year resulted in no impairment losses.

Income Taxes
The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

1.   **Summary of Significant Accounting Policies (continued)**

Income Taxes (continued)
The Company is subject to tax filing requirements as a corporation in the federal jurisdiction of the United States. The Company sustained net operating losses during fiscal year 2020. Net operating losses will be carried forward to reduce taxable income in future years. Due to management's uncertainty as to the timing and valuation of any benefits associated with the net operating loss carryforwards, the Company has elected to recognize an allowance to account for them in the financial statements but has fully reserved it. Under current law, net operating losses may be carried forward indefinitely.

The Company is subject to franchise and income tax filing requirements in the States of Delaware and California.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1   - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2   - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3   - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of Inception. Fair values were assumed to approximate carrying values because of their short term in nature or they are payable on demand.

Concentrations of Credit Risk
From time-to-time cash balances, held at a major financial institution may exceed federally insured limits of $250,000. Management believes that the financial institution is financially sound, and the risk of loss is low.

1.   **Summary of Significant Accounting Policies (continued)**

Revenue Recognition
The Company adopted Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). Revenue is recognized when performance obligations under the terms of the contracts with our customers are satisfied. The Company generates revenues by renting mobile golf simulators. The Company's payments are generally collected upfront. For the years ended December 31, 2020, and 2019, the Company recognized $9,568 and nil in revenue, respectively.

Advertising Expenses
The Company expenses advertising costs as they are incurred.

Organizational Costs
In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

New Accounting Pronouncements
From time to time, new accounting pronouncements are issued by the Financial Accounting Standards Board, or FASB, or other standard setting bodies and adopted by the Company as of the specified effective date. Unless otherwise discussed, the Company believes that the impact of recently issued standards that are not yet effective will not have a material impact on its financial position or results of operations upon adoption.

In November 2015, the FASB issued ASU (Accounting Standards Update) 2015-17, *Balance Sheet Classification of Deferred Taxes*, or ASU 2015-17. The guidance requires that all deferred tax assets and liabilities, along with any related valuation allowance, be classified as noncurrent on the balance sheet. For all entities other than public business entities, the guidance becomes effective for financial statements issued for annual periods beginning after December 15, 2017, and interim periods within annual periods beginning after December 15, 2018. Early adoption is permitted for all entities as of the beginning of an interim or annual reporting period. The adoption of ASU 2015-17 had no material impact on the Company's financial statements and related disclosures.

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*, or ASU 2016-02, which supersedes the guidance in ASC 840, *Leases*. The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease. A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for similar to existing guidance for operating leases today. This guidance is effective for annual reporting periods beginning after December 15, 2021 for non-public entities. The adoption of ASU 2016-02 had no material impact on the Company's financial statements and related disclosures.

1.   **Summary of Significant Accounting Policies (continued)**

   New Accounting Pronouncements (continued)
   In August 2020, the FASB issued ASU 2020 – 06, *Debt, Debt with conversion and other options*
   (Subtopic 470-20) and derivatives and hedging – contracts in an entity's own equity (Subtopic 815-
   40: Accounting for convertible instruments and contracts in an entity's own equity. ASU 2020-06
   reduces the number of accounting models for convertible debt instruments and convertible
   preferred stock. Limiting the accounting models results in fewer embedded conversion features
   being separately recognized from the host contract as compared with current GAAP. ASU 2020 –
   06 is effective for fiscal years beginning after December 15, 2023. Early adoption is permitted,
   but no earlier than fiscal years beginning after December 15, 2020.

   In August 2018, amendments to existing accounting guidance were issued through Accounting
   Standards Update 2018-15 to clarify the accounting for implementation costs for cloud computing
   arrangements. The amendments specify that existing guidance for capitalizing implementation
   costs incurred to develop or obtain internal-use software also applies to implementation costs
   incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal
   years beginning after December 15, 2020, and interim periods within fiscal years beginning after
   December 15, 2021, and early application is permitted. The adoption of ASU 2018-15 had no
   material impact on the Company's financial statements and related disclosures.

2.   **Commitments and Contingencies**

   The Company is not currently involved with and does not know of any pending or threatening
   litigation against the Company or its members.

3.   **SAFE Obligations**

   The Company has issued several Simple Agreements for Future Equity (SAFE), which conveys to
   each investor rights to certain shares of the Company's capital stock if future events occur, such as
   equity financing, liquidity events or dissolution event. The SAFE obligations have valuation caps of
   $15,000,000 and discount rates of 80%. As of December 31, 2020, $150,000 of SAFE
   obligations were outstanding.

4.   **Equity**

   Common Stock
   Under the articles of incorporation, the total number of common shares of stock that the
   Corporation shall have authority to issue is 10,000,000 shares, at $0.00001 par value per share.
   As of December 31, 2020, 2,013,333 shares have been issued and are outstanding.

   Equity Incentive
   The Company's 2020 Equity Plan (the Plan), which is shareholder approved, permits the grant of
   share options and shares to its employees, advisors and subcontractors for up to 1,000,000 shares
   of common stock. The Company believes that such awards better align the interests of its
   employees, advisors and subcontractors with those of its shareholders. Option awards are
   generally granted with an exercise price equal to the market price of the Company's stock at the
   date of grant; those option awards generally vest based on three to four years of continuous
   service and have 10-year contractual terms. Certain option and share awards provide for
   accelerated vesting if there is a change in control, as defined in the Plan. As of December 31,
   2020, 110,000 shares have been issued under the Plan, and 2,222 shares have vested.

See independent accountant's review report.

4.   <u>**Equity (continued)**</u>

Equity Incentive (continued)
The Company has recorded a $2 stock compensation expense for the year ending December 31, 2020. No shares have been exercised, as of December 31, 2020.

5.   <u>**Going Concern**</u>

These financial statements are prepared on a going concern basis. The Company registered on October 28, 2020, and has established a presence and operations in the United States. The Company's ability to continue is dependent upon management's plan to raise additional funds and achieve and sustain profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

6.   <u>**Subsequent Events**</u>

SAFE Obligations
During 2021, the Company issued additional SAFE obligations in the amount of approximately $1,500,000 with valuation caps of $15,000,000 and discount rates of 80%.

Common Stock
During 2021, the Company amended the articles of incorporation to increase the amount of common stock authorized to 11,108,725 shares, at $0.00001 par value per share.

Equity Incentive
During 2021, the Company has issued an additional 40,000 shares of stock under their equity incentive plan.

Crowdfunding Offering
The Company is offering (the "Crowdfunded Offering") up to $1,070,000 in Simple Agreements for Future Equity (SAFEs). The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through OpenDeal Portal LLC (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Managements Evaluation
The Company has evaluated subsequent events through September 22, 2021, the date through which the financial statement was available to be issued. It has been determined that no events require additional disclosure.

EXHIBIT B

Offering Page found on Intermediary's Portal.



Company Name	Dryvebox
Logo	
Headline	Patented mobile golf simulators transforming how golf is experienced
Hero Image	
Tags	Minority Founders, Eco, B2C, Golf, $1M+ raised, Notable Angel backing, Coming soon, Startups, Power Founders

Pitch text

Summary

- Successful founder/CEO, with 2 prior successful startup exits
- Patented mobile golf simulator delivers market leading experience
- Demand for golf at all time highs, driven by off-course experiences
- $84B existing US market with significant TAM upside
- Mission focused on removing barriers and bringing the game to everyone
- $2.5M raised, from notable angels

Problem

Golf is a life-changing sport, but it's out of reach for most

Golf is fun. It creates connections. But it's expensive. It's weather dependent. It's hard to get to and takes a lot of time. It's challenging to learn. It's burdened by pretentious connotations. Put simply: The game is not accessible, and that limits its reach.

Growing the game begins with making it more available, less expensive, and more fun.


CUSTOMER NEEDS REMAIN UNMET
The industry is failing to connect with the nearly 50M people who are very or somewhat interested in playing golf."
—NGF
We need to help address issues such as rising costs and time it takes to play the game."
—Mike Davis, CEO USGA
Plenty of people are taking up the game for the first time, but few are sticking with it."
—Brian Costa, WSJ

Solution

Increase access with mobility and technology

Dryvebox grows the game across the spectrum, starting by knocking down the traditional barriers to golf. We **built and patented a solar-powered trailer** with **industry-leading simulator technology** inside. With that, we make golf **cheaper**, available **year-round,** judgment-free, and closer to everyone.

Dryvebox excites the core golfer by providing a quality experience with the technology that pros use. We attract the "interested in golf" crowd with approachable pricing, lessons for any level, and group and team events. Finally, we open the game to people who never would have imagined they could golf, by being local and part of the community.

Product

Learn, play, party anywhere

Dryvebox provides mobile golf experiences, anytime, anywhere.



Dryvebox

We're captivating people with our fleet of mobile golf simulators.

Dryvebox currently offers **lessons, individual practice/play**, and **events**. Our mobility enables us to deliver these experiences to places and people that traditional golf and other providers can't reach.







WHAT MAKES THE DRYVEBOX EXPERIENCE?
LEARN
Learn from top instructors with technology that the pros use
PLAY
Play the world's best courses without traveling a mile
PARTY
Include golf as a part of your next group experience

Traction

Lines out the door

When the Dryvebox shows up, so do the crowds.

Since launching in the Bay Area, Dryvebox has built a **market-leading mobile golf experience** and received an influx of interest to deliver our trailers across the world.

We've done it all, from serving as a vendor at major tournaments to partnering with youth organizations to introduce the game to children in their own neighborhoods.

Dryvebox is growing quickly. We've successfully popped up in other major markets like Los Angeles, New York City, and Boston.



Dryvebox served as an official on-the-course vendor at the 76th U.S. Women's Open at The Olympic Club in 2021.



Dryvebox is well underway to becoming a key part of the Bay Area community and is poised to expand.

Customers

People love Dryvebox

Dryvebox has seen our mobile golf experience delight both businesses and consumers alike. Young or old, experienced or not, people are getting into the Dryvebox to experience the game—and they're loving it.

Businesses are booking for team building or for their customers as an added source of entertainment. Charity events, pandemic re-openings, large scale events, employee appreciation days—the options are endless.

ENHANCING THE GUEST EXPERIENCE



INTERACTIVE GAMES AND COMPETITION





" Can I go again please?"

" I never imagined that I'd be able to play golf at a PGA event. This needs to be everywhere!"

" Are you here all day? Can I get my team to come try this, too?"

On the consumer side, our differentiated golf experience has led the way. Golfers and non-golfers look forward to swinging their swing in a local Dryvebox.



WHAT OUR CUSTOMERS SAY

" I got so much more out of an hour with your trailer than weeks at a driving range."
—Diana C.

" I had a great time. Fun way to practice golf without the pressure of the driving range or a course."
—Jacqueline E.

" The event was well planned with all sorts of games and activities. Highly recommend for a team looking for something to bring people together."
—Sam B.

Business Model

Accelerating trailer payback

Our current revenue model is driven by **hourly rates** for our Learn, Play, and Party offerings. We've launched a subscription membership offering to begin building a stream of recurring revenue. We project paying back trailers in less than 2 years.

CURRENT PRODUCT OFFERINGS

Dryvebox

	LEARN	PLAY	PARTY
Offerings	• Private & Group Coaching	• Practice Sessions • Virtual Golf • Tournaments & Leagues	• Private Events • Golf Tournaments • Sporting Events & Tailgates
Business Model	Revenue Share with Instructors	Fixed Hourly Rate	Fixed Hourly Rate + Add-Ons
Rates	$80-$200 / hour	$50 / hour	$350+ / hour (avg. 3 hours)

MEMBERSHIPS

Starting at $250 / month

1 free daily hour on our simulators

- 20% discount on any additional sessions
- 10% off lessons
- Priority Access to Dryvebox tournaments and events

As we begin to scale, we expect our trailer economics to improve on both ends through the addition of new, high-margin revenue streams and improvement of our costs. Several **additional revenue opportunities** lie ahead on our roadmap, including ad sales, event-based and longstanding branding partnerships, merchandise sales, and cross-selling opportunities for golf accessories, apparel, and equipment.

Market

There has never been more interest in golf

As Golf Datatech put it, "all segments of the golf economy continue to prosper." Golf rounds played in June 2021 landed at an all-time high. In sum, the world is experiencing strong new entrant demand, paired with existing enthusiasm from core golfers. This presents a **large and growing total addressable market for Dryvebox**.

On top of that, off-the-course experiences, like Dryvebox, are experiencing massive growth, with **12.1M people** participating in off-the-course golf activities in 2021.

Our brand and product offerings are attractive to both the new entrant as well as the core golfer, enabling us to ride overall market tailwinds.



Source: *Golf Datatech, National Golf Foundation*

Competition

Our mobility enables us to provide a new category of golf experiences

Dryvebox created the market for a high-quality, mobile golf experience. We're capitalizing on that competitive advantage of **being first to market**, as well as patented technology in our boxes (with more patents pending!) and multiple filed trademarks covering our brand.

Dryvebox is the company known for bringing a quality, fun experience to anyone. Alternatives to Dryvebox include regular driving ranges and courses and tech-enhanced but fixed-location golf experiences like Topgolf, Drive Shack, Five Iron Golf, Golftec, and XGolf, and small regional players that service events with golf simulators in tents and inflatables.

Dryvebox continues to **innovate and maintain a competitive advantage** with high-quality, accessible offerings that are easy to book and enjoy.

Vision

Becoming a staple of local communities

We envision a future with boxes around the world. Our objective for the U.S. is to have a **box within 10 miles of 80% of the population**. To get there, we'll build more products and experiences around our core offering, establish a vibrant community of players and coaches, partner with non-profit organizations as well as businesses, and continue to focus on growing the game through creating an inclusive and fun experience.



MORE THAN A GOLF COMPANY
Dryvebox
DATA
INCLUSIVITY
COMMUNITY
DIGITAL GOLF EXPERIENCE
Seamlessly book one of Dryvebox's offerings, save user profiles / preferences & data on every swing
A PLATFORM
Dominate digital golf content (e.g. Peloton for golf) & become the platform for companies to connect with golfers worldwide
COMMUNITY-BUILDING
Become a staple of the local community - celebrate local businesses & inclusive brands and make golf accessible year round

In the nearer term, we will use revenue from operations as well as capital raised from Republic to finance growth into new business lines, additional boxes and iterations on box design, marketing and brand-building, and headcount.

Investors

Raised $2.5M to date in our seed

Our cap table features prominent investors and figureheads of the sports, media, and entertainment industries, and we're supported by key advisors in the golf industry.

NOTABLE INVESTORS
Dryvebox
Randi Zuckerberg
Facebook
Larry Baer
Owner, SF Giants
Michael Sullivan
President, MGA
Ronnie Lott
NFL Hall of Famer, 49ers









Founders

Multi-exit founders and golf pros

Adeel, Jake, and the founding team know how to build, scale, and run a successful business. They are plugged into and influential in the golf industry, and they are loving the impact Dryvebox is having.


CEO ADEEL YANG, MD
Cofounder, Medumo (Acquired by Philips)
Cofounder, Picmonic (Acquired by LLR)
Golf Addict
PHILIPS
Y Combinator
CGO JAKE HUTT
Former Stanford Golf Coach
Social Media Influencer
PGA Class A Instructor
PGA
CTO MIKE LEONG
Software Engineer, TikTok/ex-Uber
Former Golf Course Manager
Former Pro golfer
Uber
TikTok
MATT GIPPLE
General Counsel, Cruise
Head of Legal, Forward
Max Handicap Golfer
cruise
FORWARD
Stanford LawSchool

Adeel Yang, Cofounder and CEO. Dryvebox is Adeel's brainchild. He got hooked on golf just prior to the pandemic. With the pandemic shutting him out from the game, he scrambled to find a way to play. Having a simulator in his San Francisco flat (competing with kids' bedrooms) was not an option, and so Dryvebox was born.

Adeel is leading Dryvebox's efforts to make golf available to everyone. Plus, this startup isn't his first rodeo. Adeel brings more than ideas and intelligence to the table; he's been founding and running successful startups for over a decade.

While a medical student, Adeel cofounded Picmonic, Inc., an edtech company. After graduation, he and his cofounders continued with the business full time. With Adeel's leadership, Picmonic served over 1M students around the world.

After Picmonic, Adeel cofounded Medumo, a patient engagement platform. Medumo was in the winter 2018 class of YCombinator. The company raised 3 rounds of funding on its way toward an ultimate exit with Philips in July 2019. Adeel worked at Philips, continuing to grow Medumo internally, until turning full time to Dryvebox. Picmonic was acquired by TrueLearn, an LLR-backed digital health company in August 2021.

Jake Hutt, Cofounder and CGO. Jake is one of a kind. He's a talented coach, able to get a new player excited about the game and coming back, as well as lead seasoned players to better shots and lower scores. After becoming a PGA Class A professional, Jake coached at the Stanford Golf Course for several years. He then built a massive online following on top of his thriving coaching business. Jake's engaging, easy to understand, and fun golf videos are what set him apart. With Dryvebox, Jake is responsible for building and maturing our product and experience, owning our coaching program, and developing marketing content.

Mike Leong, Cofounder and CTO. Mike brings technical talent and deep golf experience to Dryvebox. Adeel found Mike in his hunt for the very first Trackman to put in the prototype Dryvebox. Mike had a Trackman and a knack for engineering, Adeel had a box, and the rest is history.

He graduated with a masters degree in Computer Engineering from Santa Clara University in 2004, and then went on to pursue a career in the golf industry, eventually turning professional. After playing professionally, Mike became the Director of Operations for Crystal Springs and Los Lagos golf courses in California. Mike then returned to his love of software engineering, and prior to joining Dryvebox, worked as an engineer and leader at Citrix, Walmart, Uber, and TikTok.

Matt Gipple, Cofounder. Matt brings to Dryvebox a wealth of experience in helping scale and run technology businesses. Graduating with an honors degree, summa cum laude, in finance from the University of Arizona, Matt continued his studies and earned his JD at Stanford Law School. Subsequently, Matt practiced at the global law firm Latham & Watkins and clerked for a federal judge. Matt then joined the self-driving car startup Cruise as their first attorney. As their General Counsel, Matt helped lead the organization through its $1B+ acquisition by General Motors, over 150x employee growth, multiple launches, over $7B in capital raised, and the creation of countless new laws and policy regarding self-driving vehicles. Matt left Cruise to found another legal team, this time in the healthcare space, at Forward. While there, Matt supported the company's expansion into new markets across the United States, completion of a Series D round of over $200mm, and growth in overall and legal and compliance teams and maturity. Matt leads Dryvebox's corporate strategy, growth, and G&A functions.

Team

	Adeel Yang	CEO, Cofounder	Former founder and CEO Medumo (sold to Philips), cofounder and CEO Picmonic (sold to TrueLearn). BS with honors, summa cum laude, Economics and Molecular Biology and Doctor of Medicine with research distinction, The University of Arizona.
	Mike Leong	CTO, Cofounder	Mike is a pro golfer turned software engineer. After playing professionally, Mike managed golf courses then built a career as a software engineer and lead at Tiktok, Uber, and other Bay Area tech companies. He leads all R&D for Dryvebox.
	Matt Gipple	Cofounder	Matt brings a wealth of experience in helping scale and run technology businesses. After graduating from Stanford Law School, Matt led teams at high growth startups Cruise and Forward. At Dryvebox, he's responsible for Strategy, Growth, and G&A.
	Tim Lin	Operations	Tim is a former management consultant. He graduated summa cum laude, Industrial Engineering, from Georgia Tech and earned his MBA at the Stanford Graduate School of Business. He leads Operations and supports Strategy, Finance and Growth at Dryvebox.
	Jake Hutt	CGO, Cofounder	A Class A PGA Pro and former golf coach at Stanford, Jake teaches the game differently. He has built a massive online following as an influencer. At Dryvebox, Jake owns our product experience, coaching program, and marketing.
	Marisa Giglio	Operations and Events	Marisa cultivates strong relationships, curates special experiences, and pulls off complex events. Using her experience of running tournaments for the USGA, Marisa sells and facilitates Dryvebox events.
	Amanda Bakerlee	Product Design	Amanda specializes in Product Design. Prior to teaming up with Adeel at Medumo as Head of Product, she was VP of Operations and Board Member of AIGA Boston. Amanda is also a Bonini Fellow at Stanford Graduate School of Business.
	Naren Ramaswamy	R&D	Naren is an engineer and operator at Dryvebox. After earning his BS and MS in mechanical engineering at Stanford, Naren went on to work at Tesla and Apple, then earned his MBA at Stanford before working with Dryvebox.

Perks

| $500 | Dryvebox Golf Towel Gift a Friend 50% off a 1 Hour Session |

| $1,000 | Dryvebox Golf Towel Dryvebox Investor Hat Gift a Friend a Free 1 Hour Session |

| $5,000 | Dryvebox Golf Towel Dryvebox Investor Hat 2x Gift a Friend Free 1 Hour Session Personalized Video Message from Jake Hutt @jakehuttgolf |

| $25,000 | Dryvebox Golf Towel Dryvebox Investor Hat 5x Gift a Friend Free 1 Hour Session Personalized Video Message from Jake Hutt @jakehuttgolf Choice between: Naming Rights to a Future Dryvebox Unit OR a Free Dryvebox Event in markets that we serve |

FAQ

How do I earn a return?   We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

EXHIBIT C

Form of Security

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "**SECURITIES ACT**"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

IF THE INVESTOR LIVES OUTSIDE THE UNITED STATES, IT IS THE INVESTOR'S RESPONSIBILITY TO FULLY OBSERVE THE LAWS OF ANY RELEVANT TERRITORY OR JURISDICTION OUTSIDE THE UNITED STATES IN CONNECTION WITH ANY PURCHASE OF THE SECURITIES, INCLUDING OBTAINING REQUIRED GOVERNMENTAL OR OTHER CONSENTS OR OBSERVING ANY OTHER REQUIRED LEGAL OR OTHER FORMALITIES. THE COMPANY RESERVES THE RIGHT TO DENY THE PURCHASE OF THE SECURITIES BY ANY FOREIGN PURCHASER.

DRYVEBOX, INC.

Crowd SAFE
(Crowdfunding Simple Agreement for Future Equity)

Series 2021

THIS CERTIFIES THAT in exchange for the payment by [Investor Name] (the "**Investor**", and together with all other Series 2021 Crowd SAFE holders, "**Investors**") of $[_____] (the "**Purchase Amount**") on or about [Date of Crowd SAFE], Dryvebox, Inc., a Delaware corporation (the "**Company**"), hereby issues to the Investor the right to certain shares of the Company's Capital Stock (defined below), subject to the terms set forth below.

The "**Discount**" is 20%.

The "**Valuation Cap**" is $15,000,000.

See Section 2 for certain additional defined terms.

1.   *Events*

    (a)   **Equity Financing**.

        (i)   If an Equity Financing occurs before this instrument terminates in accordance with Sections 1(b)-(d) ("**First Equity Financing**"), the Company shall promptly notify the Investor of the closing of the First Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the First Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal the quotient obtained by dividing (x) the Purchase Amount by (y) the applicable Conversion Price (such applicable Conversion Price, the "**First Equity Financing Price**").

        (ii)   If the Company elects to continue the term of this Crowd SAFE past the First

1

Equity Financing and another Equity Financing occurs before the termination of this Crowd SAFE in accordance with Sections 1(b)-(d) (each, a "**Subsequent Equity Financing**"), the Company shall promptly notify the Investor of the closing of the Subsequent Equity Financing and of the Company's discretionary decision to either (1) continue the term of this Crowd SAFE without converting the Investor's Purchase Amount to Capital Stock; or (2) issue to the Investor a number of shares of the CF Shadow Series of the Capital Stock (whether Preferred Stock or another class issued by the Company) sold in the Subsequent Equity Financing. The number of shares of the CF Shadow Series of such Capital Stock shall equal to the quotient obtained by dividing (x) the Purchase Amount by (y) the First Equity Financing Price.

(iii)   If the Investor fails to complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE, as contemplated in this Section 1(a), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of the closing of the First Equity Financing, or Subsequent Equity Financing, as applicable, and of the Company's decision to convert this Crowd Safe to Capital Stock, then the Investor shall only be eligible to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below), and the Company shall keep a record of the cash payment that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws. If there are not enough funds to pay the Investor and holders of other Crowd SAFEs that failed to act as required herein (collectively, the "**Cash-Default Investors**") in full, then all of the Company's available funds will be allocated with equal priority and pro rata among the Cash-Default Investors to claim in proportion to their Purchase Amounts.

(b)   **Liquidity Event**.

(i)   If there is a Liquidity Event before the termination of this instrument and before any Equity Financing, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of Common Stock equal to the Purchase Amount (or a lesser amount as described below) divided by the Liquidity Price.

(ii)   If there is a Liquidity Event after one or more Equity Financings have occurred but before the termination of this instrument, the Investor must select, at its option, within thirty (30) days of receiving notice (whether actual or constructive), either (1) to receive a cash payment equal to the Purchase Amount (or a lesser amount as described below) or (2) to receive from the Company a number of shares of the most recent issued Capital Stock (whether Preferred Stock or another class issued by the Company) equal to the Purchase Amount divided by the First Equity Financing Price. Shares of Capital Stock granted in connection therewith shall have the same liquidation rights and preferences as the shares of Capital Stock issued in connection with the Company's most recent Equity Financing.

(iii)   If there are not enough funds to pay the Investor and holders of other Crowd SAFEs (collectively, the "**Cash-Out Investors**") in full, then all of the Company's available funds will be distributed with equal priority and pro rata among the Cash-Out Investors in proportion to their Purchase Amounts. In connection with this Section 1(b), the Purchase Amount (or a lesser amount as described below) will be due and payable by the Company to the Investor immediately prior to, or concurrent with, the consummation of the Liquidity Event.

Notwithstanding Sections 1(b)(i)(2) or 1(b)(ii)(2), if the Company's board of directors determines in good faith that delivery of Capital Stock to the Investor pursuant to Section 1(b)(i)(2) or Section 1(b)(ii)(2) would violate applicable law, rule or regulation, then the Company shall deliver to Investor in lieu thereof, a cash payment equal to the fair market value of such Capital Stock, as determined in good faith by the Company's board of directors.

If the Investor fails to (i) complete, execute and deliver any reasonable or necessary information and documentation requested by the Company or the Intermediary in order to effect the conversion of this Crowd SAFE or (ii) notify Company of its selection to receive the cash payment or shares of the most recently issued Capital Stock, as contemplated in this Section 1(b), within thirty (30) calendar days of receipt of notice (whether actual or constructive) from the Company of such Liquidity Event, then the Investor shall only be eligible to receive the cash payment option, and the Company shall keep a record of the cash payment contemplated in Section 1(b) that the Investor is entitled to claim; provided, that any unclaimed cash payment amount shall be subject to applicable state escheatment laws.

(c) **Dissolution Event**. If there is a Dissolution Event before this instrument terminates in accordance with Sections 1(a) or 1(b), subject to the preferences applicable to any series of Preferred Stock, the Company will distribute its entire assets legally available for distribution with equal priority among the (i) Investors (on an as converted basis based on a valuation of Common Stock as determined in good faith by the Company's board of directors at the time of Dissolution Event), (ii) all other holders of instruments sharing in the assets of the Company at the same priority as holders of Common Stock upon a Dissolution Event and (iii) and all holders of Common Stock.

(d) **Termination**. This instrument will terminate (without relieving the Company or the Investor of any obligations arising from a prior breach of or non-compliance with this instrument) upon the earlier to occur: (i) the issuance of shares, whether in Capital Stock or in the CF Shadow Series, to the Investor pursuant to Section 1(a) or Section 1(b); or (ii) the payment, or setting aside for payment, of amounts due to the Investor pursuant to Sections 1(b) or 1(c).

2. *Definitions*

"**Capital Stock**" means the capital stock of the Company, including, without limitation, Common Stock and Preferred Stock.

"**CF Shadow Series**" shall mean a non-voting series of Capital Stock that is otherwise identical in all respects to the shares of Capital Stock (whether Preferred Stock or another class issued by the Company) issued in the relevant Equity Financing (e.g., if the Company sells Series A Preferred Stock in an Equity Financing, the Shadow Series would be Series A-CF Preferred Stock), except that:

(i) CF Shadow Series shareholders shall have no voting rights and shall not be entitled to vote on any matter that is submitted to a vote or for the consent of the stockholders of the Company;

(ii) Each of the CF Shadow Series shareholders shall enter into a proxy agreement, in the form of Exhibit A attached hereto, appointing the Intermediary or its designee as its irrevocable proxy with respect to any matter to which CF Shadow Series shareholders are entitled to vote by law. Entering into such proxy agreement is a condition of receiving CF Shadow Shares and such agreement provides that the Intermediary or its designee will vote with the majority of the holders of the relevant class of the Company's Capital Stock on any matters to which the proxy agreement applies; and

(iii) CF Shadow Series shareholders have no information or inspection rights, except with respect to such rights deemed not waivable by laws.

"**Change of Control**" means (i) a transaction or series of related transactions in which any "person" or "group" (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as

amended), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Securities Exchange Act of 1934, as amended), directly or indirectly, of more than 50% of the outstanding voting securities of the Company having the right to vote for the election of members of the Company's board of directors, (ii) any reorganization, merger or consolidation of the Company, other than a transaction or series of related transactions in which the holders of the voting securities of the Company outstanding immediately prior to such transaction or series of related transactions retain, immediately after such transaction or series of related transactions, at least a majority of the total voting power represented by the outstanding voting securities of the Company or such other surviving or resulting entity or (iii) a sale, lease or other disposition of all or substantially all of the assets of the Company.

"**Common Stock**" means common stock, par value $0.00001 per share, of the Company.

"**Conversion Price**" means either: (i) the SAFE Price or (ii) the Discount Price, whichever calculation results in a greater number of shares of Capital Stock.

"**Discount Price**" means the product of (i) the price per share of Capital Stock sold in an Equity Financing and (ii) 100% less the Discount.

"**Dissolution Event**" means (i) a voluntary termination of operations, (ii) a general assignment for the benefit of the Company's creditors, (iii) the commencement of a case (whether voluntary or involuntary) seeking relief under Title 11 of the United States Code (the "Bankruptcy Code"), or (iv) any other liquidation, dissolution or winding up of the Company (excluding a Liquidity Event), whether voluntary or involuntary.

"**Equity Financing**" shall mean the next sale (or series of related sales) by the Company of its Equity Securities to one or more third parties following the date of this instrument from which the Company receives gross proceeds of not less than $1,000,000 cash or cash equivalent (excluding the conversion of any instruments convertible into or exercisable or exchangeable for Capital Stock, such as SAFEs or convertible promissory notes) with the principal purpose of raising capital.

"**Equity Securities**" shall mean Common Stock or Preferred Stock or any securities convertible into, exchangeable for or conferring the right to purchase (with or without additional consideration) Common Stock or Preferred Stock, except in each case, (i) any security granted, issued and/or sold by the Company to any director, officer, employee, advisor or consultant of the Company in such capacity for the primary purpose of soliciting or retaining his, her or its services, (ii) any convertible promissory notes issued by the Company, and (iii) any SAFEs issued.

"**Fully Diluted Capitalization**" shall mean the aggregate number, as of immediately prior to the First Equity Financing, of issued and outstanding shares of Capital Stock, assuming full conversion or exercise of all convertible and exercisable securities then outstanding, including shares of convertible Preferred Stock and all outstanding vested or unvested options or warrants to purchase Capital Stock, but excluding (i) the issuance of all shares of Capital Stock reserved and available for future issuance under any of the Company's existing equity incentive plans, (ii) convertible promissory notes issued by the Company, (iii) any SAFEs, and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Intermediary**" means OpenDeal Portal LLC, a registered securities crowdfunding portal CRD#283874, or a qualified successor.

"**IPO**" means: (A) the completion of an underwritten initial public offering of Capital Stock by the Company pursuant to: (I) a final prospectus for which a receipt is issued by a securities commission of the

United States or of a province of Canada, or (II) a registration statement which has been filed with the United States Securities and Exchange Commission and is declared effective to enable the sale of Capital Stock by the Company to the public, which in each case results in such equity securities being listed and posted for trading or quoted on a recognized exchange; (B) the Company's initial listing of its Capital Stock (other than shares of Capital Stock not eligible for resale under Rule 144 under the Securities Act) on a national securities exchange by means of an effective registration statement on Form S-1 filed by the Company with the SEC that registers shares of existing capital stock of the Company for resale, as approved by the Company's board of directors, where such listing shall not be deemed to be an underwritten offering and shall not involve any underwriting services; or (C) the completion of a reverse merger or take-over whereby an entity (I) whose securities are listed and posted for trading or quoted on a recognized exchange, or (II) is a reporting issuer in the United States or the equivalent in any foreign jurisdiction, acquires all of the issued and outstanding Capital Stock of the Company.

"**Liquidity Capitalization**" means the number, as of immediately prior to the Liquidity Event, of shares of the Company's capital stock (on an as-converted basis) outstanding, assuming exercise or conversion of all outstanding vested and unvested options, warrants and other convertible securities, but excluding: (i) shares of Capital Stock reserved and available for future grant under any equity incentive or similar plan; (ii) any SAFEs; (iii) convertible promissory notes; and (iv) any equity securities that are issuable upon conversion of any outstanding convertible promissory notes or SAFEs.

"**Liquidity Event**" means a Change of Control or an IPO.

"**Liquidity Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Liquidity Capitalization.

"**Lock-up Period**" means the period commencing on the date of the final prospectus relating to the Company's IPO, and ending on the date specified by the Company and the managing underwriter(s). Such period shall not exceed one hundred eighty (180) days, or such other period as may be requested by the Company or an underwriter to accommodate regulatory restrictions on (i) the publication or other distribution of research reports, and (ii) analyst recommendations and opinions.

"**Preferred Stock**" means the preferred stock of the Company.

"**Regulation CF**" means Regulation Crowdfunding promulgated under the Securities Act.

"**SAFE**" means any simple agreement for future equity (or other similar agreement), including a Crowd SAFE, which is issued by the Company for bona fide financing purposes and which may convert into Capital Stock in accordance with its terms.

"**SAFE Price**" means the price per share equal to (x) the Valuation Cap divided by (y) the Fully Diluted Capitalization.

3. *Company Representations*

(a)   The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to own, lease and operate its properties and carry on its business as now conducted.

(b)   The execution, delivery and performance by the Company of this instrument is within the power of the Company and, other than with respect to the actions to be taken when equity is to be issued to Investor, has been duly authorized by all necessary actions on the part of the Company. This instrument

constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity. To the knowledge of the Company, it is not in violation of (i) its current charter or bylaws; (ii) any material statute, rule or regulation applicable to the Company; or (iii) any material indenture or contract to which the Company is a party or by which it is bound, where, in each case, such violation or default, individually, or together with all such violations or defaults, could reasonably be expected to have a material adverse effect on the Company.

(c)   The performance and consummation of the transactions contemplated by this instrument do not and will not: (i) violate any material judgment, statute, rule or regulation applicable to the Company; (ii) result in the acceleration of any material indenture or contract to which the Company is a party or by which it is bound; or (iii) result in the creation or imposition of any lien upon any property, asset or revenue of the Company or the suspension, forfeiture, or nonrenewal of any material permit, license or authorization applicable to the Company, its business or operations.

(d)   No consents or approvals are required in connection with the performance of this instrument, other than: (i) the Company's corporate approvals; (ii) any qualifications or filings under applicable securities laws; and (iii) necessary corporate approvals for the authorization of shares of CF Shadow Series issuable pursuant to Section 1.

(e)   The Company shall, prior to the conversion of this instrument, reserve from its authorized but unissued shares of Capital Stock for issuance and delivery upon the conversion of this instrument, such number of shares of the Capital Stock as necessary to effect the conversion contemplated by this instrument, and, from time to time, will take all steps necessary to amend its charter to provide sufficient authorized numbers of shares of the Capital Stock issuable upon the conversion of this instrument. All such shares shall be duly authorized, and when issued upon any such conversion, shall be validly issued, fully paid and non-assessable, free and clear of all liens, security interests, charges and other encumbrances or restrictions on sale and free and clear of all preemptive rights, except encumbrances or restrictions arising under federal or state securities laws.

(f)   The Company is (i) not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act, (ii) not an investment company as defined in Section 3 of the Investment Company Act of 1940 (the "**Investment Company Act**"), and is not excluded from the definition of investment company by Section 3(b) or Section 3(c) of the Investment Company Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under Section 4(a)(6) of the Securities Act due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

(g)   The Company has, or will shortly after the issuance of this instrument, engage a transfer agent registered with the U.S. Securities and Exchange Commission to act as the sole registrar and transfer agent for the Company with respect to the Crowd SAFE.

(h)   The Company is (i) not required to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "**Exchange Act**"), (ii) not an investment company as defined in section 3 of the Investment Company Act of 1940, and is not excluded from the definition of investment company by section 3(b) or section 3(c) of such Act, (iii) not disqualified from selling securities under Rule 503(a) of Regulation CF, (iv) not barred from selling securities under §4(a)(6) due to a failure to make timely annual report filings, (vi) not planning to engage in a merger or acquisition with an unidentified

company or companies, and (vii) organized under, and subject to, the laws of a state or territory of the United States or the District of Columbia.

4. *Investor Representations*

(a)   The Investor has full legal capacity, power and authority to execute and deliver this instrument and to perform its obligations hereunder. This instrument constitutes a valid and binding obligation of the Investor, enforceable in accordance with its terms, except as limited by bankruptcy, insolvency or other laws of general application relating to or affecting the enforcement of creditors' rights generally and general principles of equity.

(b)   The Investor has been advised that this instrument and the underlying securities have not been registered under the Securities Act or any state securities laws and are offered and sold hereby pursuant to Section 4(a)(6) of the Securities Act. The Investor understands that neither this instrument nor the underlying securities may be resold or otherwise transferred unless they are registered under the Securities Act and applicable state securities laws or pursuant to Rule 501 of Regulation CF, in which case certain state transfer restrictions may apply.

(c)   The Investor is purchasing this instrument and the securities to be acquired by the Investor hereunder for its own account for investment, not as a nominee or agent, and not with a view to, or for resale in connection with, the distribution thereof, and the Investor has no present intention of selling, granting any participation in, or otherwise distributing the same. The Investor understands that the Securities have not been, and will not be, registered under the Securities Act or any state securities laws, by reason of specific exemptions under the provisions thereof which depend upon, among other things, the bona fide nature of the investment intent and the accuracy of each Investor's representations as expressed herein.

(d)   The Investor acknowledges, and is purchasing this instrument in compliance with, the investment limitations set forth in Rule 100(a)(2) of Regulation CF, promulgated under Section 4(a)(6)(B) of the Securities Act.

(e)   The Investor acknowledges that the Investor has received all the information the Investor has requested from the Company and the Investor considers necessary or appropriate for deciding whether to acquire this instrument and the underlying securities, and the Investor represents that the Investor has had an opportunity to ask questions and receive answers from the Company regarding the terms and conditions of this instrument and the underlying securities and to obtain any additional information necessary to verify the accuracy of the information given to the Investor. In deciding to purchase this instrument, the Investor is not relying on the advice or recommendations of the Company or of the Intermediary and the Investor has made its own independent decision that an investment in this instrument and the underlying securities is suitable and appropriate for the Investor. The Investor understands that no federal or state agency has passed upon the merits or risks of an investment in this instrument and the underlying securities or made any finding or determination concerning the fairness or advisability of this investment.

(f)   The Investor understands and acknowledges that as a Crowd SAFE investor, the Investor shall have no voting, information or inspection rights, aside from any disclosure requirements the Company is required to make under relevant securities regulations.

(g)   The Investor understands that no public market now exists for any of the securities issued by the Company, and that the Company has made no assurances that a public market will ever exist for this instrument and the securities to be acquired by the Investor hereunder.

(h)   The Investor is not (i) a citizen or resident of a geographic area in which the purchase or holding of the Crowd SAFE and the underlying securities is prohibited by applicable law, decree, regulation, treaty, or administrative act, (ii) a citizen or resident of, or located in, a geographic area that is subject to U.S. or other applicable sanctions or embargoes, or (iii) an individual, or an individual employed by or associated with an entity, identified on the U.S. Department of Commerce's Denied Persons or Entity List, the U.S. Department of Treasury's Specially Designated Nationals List, the U.S. Department of State's Debarred Parties List or other applicable sanctions lists. Investor hereby represents and agrees that if Investor's country of residence or other circumstances change such that the above representations are no longer accurate, Investor will immediately notify Company. Investor further represents and warrants that it will not knowingly sell or otherwise transfer any interest in the Crowd SAFE or the underlying securities to a party subject to U.S. or other applicable sanctions.

(i)   If the Investor is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), the Investor hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation, subscription and payment for, and continued ownership of, its beneficial interest in the Crowd SAFE and the underlying securities will not violate any applicable securities or other laws of the Investor's jurisdiction, including (i) the legal requirements within its jurisdiction for the subscription and the purchase of its beneficial interest in the Crowd SAFE; (ii) any foreign exchange restrictions applicable to such subscription and purchase; (iii) any governmental or other consents that may need to be obtained; and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, conversion, redemption, sale, or transfer of its beneficial interest in the Crowd SAFE and the underlying securities. The Investor acknowledges that the Company has taken no action in foreign jurisdictions with respect to the Crowd SAFE (and the Investor's beneficial interest therein) and the underlying securities.

(j)   If the Investor is a corporate entity: (i) such corporate entity is duly incorporated, validly existing and in good standing under the laws of the state of its incorporation, and has the power and authority to enter into this Crowd SAFE; (ii) the execution, delivery and performance by the Investor of the Crowd SAFE is within the power of the Investor and has been duly authorized by all necessary actions on the part of the Investor; (iii) to the knowledge of the Investor, it is not in violation of its current charter or bylaws, any material statute, rule or regulation applicable to the Investor; and (iv) the performance the Crowd SAFE does not and will not violate any material judgment, statute, rule or regulation applicable to the Investor; result in the acceleration of any material indenture or contract to which the Investor is a party or by which it is bound, or otherwise result in the creation or imposition of any lien upon the Purchase Amount.

(k)   **THE INVESTOR FURTHER ACKNOWLEDGES THAT IT HAS READ, UNDERSTOOD, AND HAD AMPLE OPPORTUNITY TO ASK COMPANY QUESTIONS ABOUT ITS BUSINESS PLANS, "RISK FACTORS," AND ALL OTHER INFORMATION PRESENTED IN THE COMPANY'S FORM C AND THE OFFERING DOCUMENTATION FILED WITH THE SEC.**

(L)   **THE INVESTOR REPRESENTS THAT THE INVESTOR UNDERSTANDS THE SUBSTANTIAL LIKELIHOOD THAT THE INVESTOR WILL SUFFER A <u>TOTAL LOSS</u> OF ALL CAPITAL INVESTED, AND THAT INVESTOR IS PREPARED TO BEAR THE RISK OF SUCH TOTAL LOSS.**

5. *Transfer Restrictions*.

(a)   The Investor hereby agrees that during the Lock-up Period it will not, without the prior written consent of the managing underwriter: (A) lend; offer; pledge; sell; contract to sell; sell any option

or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock (whether such shares or any such securities are then owned by the Investor or are thereafter acquired); or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities; whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise.

(b)   The foregoing provisions of Section 5(a) will: (x) apply only to the IPO and will not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement; (y) not apply to the transfer of any shares to any trust for the direct or indirect benefit of the Investor or the immediate family of the Investor, provided that the trustee of the trust agrees to be bound in writing by the restrictions set forth herein, and provided further that any such transfer will not involve a disposition for value; and (z) be applicable to the Investor only if all officers and directors of the Company are subject to the same restrictions and the Company uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than 5% of the outstanding Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock. Notwithstanding anything herein to the contrary, the underwriters in connection with the IPO are intended third-party beneficiaries of Section 5(a) and will have the right, power and authority to enforce the provisions hereof as though they were a party hereto. The Investor further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with the IPO that are consistent with Section 5(a) or that are necessary to give further effect thereto.

(c)   In order to enforce the foregoing covenant, the Company may impose stop transfer instructions with respect to the Investor's registrable securities of the Company (and the Company shares or securities of every other person subject to the foregoing restriction) until the end of the Lock-up Period. The Investor agrees that a legend reading substantially as follows will be placed on all certificates representing all of the Investor's registrable securities of the Company (and the shares or securities of the Company held by every other person subject to the restriction contained in Section 5(a)):

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A LOCK-UP PERIOD BEGINNING ON THE EFFECTIVE DATE OF THE COMPANY'S REGISTRATION STATEMENT FILED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AS SET FORTH IN AN AGREEMENT BETWEEN THE COMPANY AND THE ORIGINAL HOLDER OF THESE SECURITIES, A COPY OF WHICH MAY BE OBTAINED AT THE COMPANY'S PRINCIPAL OFFICE. SUCH LOCK-UP PERIOD IS BINDING ON TRANSFEREES OF THESE SECURITIES.

1.   (d)   Without in any way limiting the representations and warranties set forth in Section 4 above, the Investor further agrees not to make any disposition of all or any portion of this instrument or the underlying securities unless and until the transferee has agreed in writing for the benefit of the Company to make the representations and warranties set out in Section 4 and the undertaking set out in Section 5(a) and:

1.   (i)   There is then in effect a registration statement under the Securities Act covering such proposed disposition and such disposition is made in accordance with such registration statement; or

2.   (ii)   The Investor shall have notified the Company of the proposed disposition and shall have furnished the Company with a detailed

statement of the circumstances surrounding the proposed disposition and, if reasonably requested by the Company, the Investor shall have furnished the Company with an opinion of counsel reasonably satisfactory to the Company that such disposition will not require registration of such shares under the Securities Act.

(e) The Investor agrees that it shall not make any disposition of this instrument or any underlying securities to any of the Company's competitors, as determined by the Company in good faith.

(f) The Investor understands and agrees that the Company will place the legend set forth below or a similar legend on any book entry or other forms of notation evidencing this Crowd SAFE and any certificates evidencing the underlying securities, together with any other legends that may be required by state or federal securities laws, the Company's charter or bylaws, any other agreement between the Investor and the Company or any agreement between the Investor and any third party:

THIS INSTRUMENT HAS BEEN ISSUED PURSUANT TO SECTION 4(A)(6) OF THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), AND NEITHER IT NOR ANY SECURITIES ISSUABLE PURSUANT HERETO HAVE BEEN REGISTERED UNDER THE SECURITIES ACT OR THE SECURITIES LAWS OF ANY STATE. THESE SECURITIES MAY NOT BE OFFERED, SOLD OR OTHERWISE TRANSFERRED, PLEDGED OR HYPOTHECATED EXCEPT AS PERMITTED BY RULE 501 OF REGULATION CROWDFUNDING UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT OR EXEMPTION THEREFROM.

6. *Miscellaneous*

(a) The Investor agrees to take any and all actions determined in good faith by the Company's board of directors to be advisable to reorganize this instrument and any shares of Capital Stock issued pursuant to the terms of this instrument into a special purpose vehicle or other entity designed to aggregate the interests of holders of Crowd SAFEs.

(b) Any provision of this instrument may be amended, waived or modified only upon the written consent of either (i) the Company and the Investor, or (ii) the Company and the majority of the Investors (calculated based on the Purchase Amount of each Investors Crowd SAFE).

(c) Any notice required or permitted by this instrument will be deemed sufficient when delivered personally or by overnight courier or sent by email to the relevant address listed on the signature page, or 48 hours after being deposited in the U.S. mail as certified or registered mail with postage prepaid, addressed to the party to be notified at such party's address listed on the signature page, as subsequently modified by written notice.

(d) The Investor is not entitled, as a holder of this instrument, to vote or receive dividends or be deemed the holder of Capital Stock for any purpose, nor will anything contained herein be construed to confer on the Investor, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action or to receive notice of meetings, or to receive subscription rights

or otherwise until shares have been issued upon the terms described herein.

(e)   Neither this instrument nor the rights contained herein may be assigned, by operation of law or otherwise, by either party without the prior written consent of the other; *provided, however*, that this instrument and/or the rights contained herein may be assigned without the Company's consent by the Investor to any other entity who directly or indirectly, controls, is controlled by or is under common control with the Investor, including, without limitation, any general partner, managing member, officer or director of the Investor, or any venture capital fund now or hereafter existing which is controlled by one or more general partners or managing members of, or shares the same management company with, the Investor; and *provided, further*, that the Company may assign this instrument in whole, without the consent of the Investor, in connection with a reincorporation to change the Company's domicile.

(f)   In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

(g)   All securities issued under this instrument may be issued in whole or fractional parts, in the Company's sole discretion.

(h)   All rights and obligations hereunder will be governed by the laws of the State of Delaware, without regard to the conflicts of law provisions of such jurisdiction.

(i)   Any dispute, controversy or claim arising out of, relating to or in connection with this instrument, including the breach or validity thereof, shall be determined by final and binding arbitration administered by the American Arbitration Association (the "**AAA**") under its Commercial Arbitration Rules and Mediation Procedures ("**Commercial Rules**"). The award rendered by the arbitrator shall be final, non-appealable and binding on the parties and may be entered and enforced in any court having jurisdiction. There shall be one arbitrator agreed to by the parties within twenty (20) days of receipt by respondent of the request for arbitration or, in default thereof, appointed by the AAA in accordance with its Commercial Rules. The place of arbitration shall be within fifty miles of the Company's principal place of business. Except as may be required by law or to protect a legal right, neither a party nor the arbitrator may disclose the existence, content or results of any arbitration without the prior written consent of the other parties.

(j)   The parties acknowledge and agree that for United States federal and state income tax purposes this Crowd SAFE is, and at all times has been, intended to be characterized as stock, and more particularly as common stock for purposes of Sections 304, 305, 306, 354, 368, 1036 and 1202 of the Internal Revenue Code of 1986, as amended. Accordingly, the parties agree to treat this Crowd SAFE consistent with the foregoing intent for all United States federal and state income tax purposes (including, without limitation, on their respective tax returns or other informational statements).

(k)   The Investor agrees any action contemplated by this Crowd SAFE and requested by the Company must be completed by the Investor within thirty (30) calendar days of receipt of the relevant notice (whether actual or constructive) to the Investor.

(*Signature page follows*)

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IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

DRYVEBOX, INC.

By:
Name: Adeel Yang
Title: Chief Executive Officer
Address: 439 43rd Ave., San Francisco, CA 94121
Email: adeel@dryvebox.com

INVESTOR:
By:
Name:

Exhibit A – CF Shadow Share Proxy


Irrevocable Proxy


Reference is hereby made to a certain Crowdfunding Simple Agreement for Future Equity (the "***Crowd SAFE***") dated [Date of Crowd SAFE] between Drybebox, Inc., a Delaware corporation (the "***Company***") and [Investor Name] ("***Stockholder")***. Capitalized terms used but not defined herein shall have the respective meanings ascribed thereto in the Crowd SAFE. In connection with a conversion of Stockholder's investment in the Crowd SAFE into Capital Stock of a CF Shadow Series (as defined in the Crowd SAFE) pursuant to the Crowd SAFE, the Stockholder and OpenDeal Portal LLC (the "***Intermediary***") as another holder of Capital Stock of a CF Shadow Series hereby agree as follows:

1) **Grant of Irrevocable Proxy**.

   a) With respect to all of the shares of Capital Stock of CF Shadow Series owned by the Stockholder as of the date of this Irrevocable Proxy or any subsequent date (the "***Shares***"), Stockholder hereby grants to Intermediary an irrevocable proxy under Section 212 of the Delaware General Corporation Law to vote the Shares in any manner that the Intermediary may determine in its sole and absolute discretion. For the avoidance of doubt, the Intermediary, as the holder of the irrevocable proxy (rather than the Stockholder) will vote the Shares with respect to all shareholder meetings and other actions (including actions by written consent in lieu of a meeting) on which holders of Shares may be entitled to vote. The Intermediary hereby agrees to vote all Shares consistently with the majority of the shares on which the CF Shadow Series is based. This proxy revokes any other proxy granted by the Stockholder at any time with respect to the Shares.

   b) The Intermediary shall have no duty, liability or obligation whatsoever to the Stockholder arising out of the Intermediary's exercise of this irrevocable proxy. The Stockholder expressly acknowledges and agrees that (i) the Stockholder will not impede the exercise of the Intermediary's rights under this irrevocable proxy and (ii) the Stockholder waives and relinquishes any claim, right or action the Stockholder might have, as a stockholder of the Company or otherwise, against the Intermediary or any of its affiliates or agents (including any directors, officers, managers, members, and employees) in connection with any exercise of the irrevocable proxy granted hereunder.

   c) This irrevocable proxy shall expire as to those Shares on the earlier of (i) the date that such Shares are converted into Common Stock of the Company or (ii) the date that such Shares are converted to cash or a cash equivalent, but shall continue as to any Shares not so converted.

2) **Legend**. The Stockholder agrees to permit an appropriate legend on certificates evidencing the Shares or any transfer books or related documentation of ownership reflecting the grant of the irrevocable proxy contained in the foregoing Section 1.

3) **Representations and Warranties**. The Stockholder represents and warrants to the Intermediary as follows:

   a) The Stockholder has all the necessary rights, power and authority to execute, deliver and perform his obligations under this Irrevocable Proxy. This Irrevocable Proxy has been duly executed and delivered by the Stockholder and constitutes such Stockholder's legal and valid obligation enforceable against the Stockholder in accordance with its terms.


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b) The Stockholder is the record owner of the Shares listed under the name on this Appendix A and the Stockholder has plenary voting and dispositive power with respect to such Shares; the Stockholder owns no other shares of the capital stock of the Company; there are no proxies, voting trusts or other agreements or understandings to which such Stockholder is a party or bound by and which expressly require that any of the Shares be voted in any specific manner other than pursuant to this irrevocable proxy; and the Stockholder has not entered into any agreement or arrangement inconsistent with this Irrevocable Proxy.

4) **Equitable Remedies**. The Stockholder acknowledges that irreparable damage would result if this Irrevocable Proxy is not specifically enforced and that, therefore, the rights and obligations of the Intermediary may be enforced by a decree of specific performance issued by arbitration pursuant to the Crowd SAFE, and appropriate injunctive relief may be applied for and granted in connection therewith. Such remedies shall, however, not be exclusive and shall be in addition to any other remedies that the Intermediary may otherwise have available.

5) **Defined Terms.** All terms defined in this Irrevocable Proxy shall have the meaning defined herein. All other terms will be interpreted in accordance with the Crowd SAFE.

6) **Amendment**. Any provision of this instrument may be amended, waived or modified only upon the written consent of the (i) the Stockholder and (ii) the Intermediary.

7) **Assignment**.

a) In the event the Stockholder wishes to transfer, sell, hypothecate or otherwise assign any Shares, the Stockholder hereby agrees to require, as a condition of such action, that the counterparty or counterparties thereto must enter into a proxy agreement with the Intermediary substantially identical to this Irrevocable Proxy.
b) The Intermediary may transfer its rights as Holder under this instrument after giving prior written notice to the Stockholder.

8) **Severability**. In the event any one or more of the terms or provisions of this instrument is for any reason held to be invalid, illegal or unenforceable, in whole or in part or in any respect, or in the event that any one or more of the terms or provisions of this instrument operate or would prospectively operate to invalidate this instrument, then such term(s) or provision(s) only will be deemed null and void and will not affect any other term or provision of this instrument and the remaining terms and provisions of this instrument will remain operative and in full force and effect and will not be affected, prejudiced, or disturbed thereby.

IN WITNESS WHEREOF, the undersigned have caused this instrument to be duly executed and delivered.

INVESTOR: **INTERMEDIARY:**

By: By:
Name: Name: Authorized Signatory, OpenDeal Portal
                                                 LLC d/b/a Republic
Date   Date

EXHIBIT D

Video Transcript

Dryvebox - Republic Campaign Video Transcript

Adeel Yang 0:00
Hi, I'm Adeel. I'm the co founder and CEO of Dryvebox. I've built and sold two companies. And now we're building a company that can deliver golf to people. We've raised $2 million out of a $3 million round. And then we realized, we should open it up to the community. Community is one of our core values and we thought that there's nothing better than to allow our fans, our supporters, and our customers to be able to share in that journey as we build this company. And that's why we decided to open up a campaign on Republic so that you can be a part of it.

Jake Hutt 0:33
Dryvebox is a full mobile golf experience. We generate revenue from coaching, tournaments, parties and corporate events. We put the best product together. The box is solar-powered, we use trackman technology inside. People love this thing. [Customer In Background: "This is like Disney World for adults."] It's not a traditional golf experience. The box invites people to try the game who otherwise wouldn't. Our goal is to mobilize thousands of boxes all over the world and build a company that brings the game to everyone.

Adeel Yang 1:14
36 million people played some form of golf last year. That's less than 10% of the population. So then you go well, why is that? Well, there's clearly this barrier that is artificial.

Randi Zuckerberg 1:29
I think like most women, I never even thought about playing golf. I was pretty intimidated by the male culture and by the time it takes. Jake came so highly recommended as a coach. And one day he said to me, "Hey, I'm working on this thing called Dryvebox. We're parking at a local park. Come check it out."

Jake Hutt 1:48
We bring this to corporate outings we bring it to country clubs, but the whole idea is to bring it into underserved neighborhoods to get kids involved. Even if they have played golf, I can guarantee they've never played golf like this. I grew up a Muni kid, wasn't a country club guy. So being able to bring this to municipal golf courses is incredible. "Yeah, sure you dan use driver driver, look whatever club you want to hit."

Tony Canedo 2:10
There's a lot of things we do with the kids and for the kids within golf, but we don't have access to a lot of technology, let alone a simulator. And to have that roll up for us and spend the day with us is absolutely amazing.

Jake Hutt 2:21
When we pull up in the truck, people are blown away, their jaws dropped, their eyes get wide open, they walk up the stairs and they're like, Holy ****, this is unbelievable. It's the coolest thing I've ever seen.

Adeel Yang 2:37
So to me, it became more of a movement rather than just, you know, a side hustle. It was like, well, I now have a tool that could potentially bring golf to millions of people.

Ronnie Lott 2:54
To me, it should be at every Walmart, it should be at every Costco. I wish that it was in my neighborhood as a kid growing up.

Jake Hutt 3:08
A lot of people talk about growing the game. This I think is the best possible way to do it. Maybe the only way to do it. We're just gonna go bring it around and say "hey, you want to come in and play", hand someone a club, and I mean I think golf can change a life.

EXHIBIT E

"Testing the Waters" Material

 **Republic**



Company Name	Dryvebox
Logo	
Headline	Experience golf anywhere
Hero Image	
Tags	Minority Founders, Eco, B2C, $1M+ raised, Notable Angel backing, Startups, Golf, Coming soon

Pitch text

Summary

- Successful founder/CEO, with 2 prior successful startup exits
- Patented mobile golf simulator delivers market leading experience
- Demand for golf at all time highs, driven by off-course experiences
- $84B existing US market with significant TAM upside
- Mission focused on removing barriers and bringing the game to everyone
- $2.5M raised, from notable angels

Problem

Golf is a life-changing sport, but it's out of reach for most

Golf is fun. It creates connections. But it's expensive. It's weather dependent. It's hard to get to and takes a lot of time. It's challenging to learn. It's burdened by pretentious connotations. Put simply: The game is not accessible, and that limits its reach.

Growing the game begins with making it more available, less expensive, and more fun.


CUSTOMER NEEDS REMAIN UNMET
The industry is failing to connect with the nearly 50M people who are very or somewhat interested in playing golf."
—NGF
We need to help address issues such as rising costs and time it takes to play the game."
—Mike Davis, CEO USGA
Plenty of people are taking up the game for the first time, but few are sticking with it."
—Brian Costa, WSJ

Solution

Increase access with mobility and technology

Dryvebox grows the game across the spectrum, starting by knocking down the traditional barriers to golf. We **built and patented a solar-powered trailer** with **industry-leading simulator technology** inside. With that, we make golf **cheaper**, available **year-round,** judgment-free, and closer to everyone.

Dryvebox excites the core golfer by providing a quality experience with the technology that pros use. We attract the "interested in golf" crowd with approachable pricing, lessons for any level, and group and team events. Finally, we open the game to people who never would have imagined they could golf, by being local and part of the community.

Product

Learn, play, party anywhere

Dryvebox provides mobile golf experiences, anytime, anywhere.



We're captivating people with our fleet of mobile golf simulators.

Dryvebox currently offers **lessons, individual practice/play**, and **events**. Our mobility enables us to deliver these experiences to places and people that traditional golf and other providers can't reach.

WHAT MAKES THE DRYVEBOX EXPERIENCE?



LEARN
Learn from top instructors with technology that the pros use



PLAY
Play the world's best courses without traveling a mile



PARTY
Include golf as a part of your next group experience

Traction

Lines out the door

When the Dryvebox shows up, so do the crowds.

Since launching in the Bay Area, Dryvebox has built a **market-leading mobile golf experience** and received an influx of interest to deliver our trailers across the world.

We've done it all, from serving as a vendor at major tournaments to partnering with youth organizations to introduce the game to children in their own neighborhoods.

Dryvebox is growing quickly. We've successfully popped up in other major markets like Los Angeles, New York City, and Boston.



Dryvebox served as an official on-the-course vendor at the 76th U.S. Women's Open at The Olympic Club in 2021.



Dryvebox is well underway to becoming a key part of the Bay Area community and is poised to expand.

Customers

People love Dryvebox

Dryvebox has seen our mobile golf experience delight both businesses and consumers alike. Young or old, experienced or not, people are getting into the Dryvebox to experience the game—and they're loving it.

Businesses are booking for team building or for their customers as an added source of entertainment. Charity events, pandemic re-openings, large scale events, employee appreciation days—the options are endless.

ENHANCING THE GUEST EXPERIENCE



INTERACTIVE GAMES AND COMPETITION







" Can I go again please?"

" I never imagined that I'd be able to play golf at a PGA event. This needs to be everywhere!"

" Are you here all day? Can I get my team to come try this, too?"

On the consumer side, our differentiated golf experience has led the way. Golfers and non-golfers look forward to swinging their swing in a local Dryvebox.



WHAT OUR CUSTOMERS SAY

" I got so much more out of an hour with your trailer than weeks at a driving range."
—Diana C.

" I had a great time. Fun way to practice golf without the pressure of the driving range or a course."
—Jacqueline E.

" The event was well planned with all sorts of games and activities. Highly recommend for a team looking for something to bring people together."
—Sam B.

Business Model

Accelerating trailer payback

Our current revenue model is driven by **hourly rates** for our Learn, Play, and Party offerings. We've launched a subscription membership offering to begin building a stream of recurring revenue. We project paying back trailers in less than 2 years.

CURRENT PRODUCT OFFERINGS
Dryvebox
LEARN
PLAY
PARTY
Offerings
• Private & Group Coaching
• Practice Sessions
• Virtual Golf
• Tournaments & Leagues
• Private Events
• Golf Tournaments
• Sporting Events & Tailgates
Business Model
Revenue Share with Instructors
Fixed Hourly Rate
Fixed Hourly Rate + Add-Ons
Rates
$80-$200 / hour
$50 / hour
$350+ / hour (avg. 3 hours)
MEMBERSHIPS
Starting at $250 / month
1 free daily hour on our simulators
• 20% discount on any additional sessions
• 10% off lessons
• Priority Access to Dryvebox tournaments and events

As we begin to scale, we expect our trailer economics to improve on both ends through the addition of new, high-margin revenue streams and improvement of our costs. Several **additional revenue opportunities** lie ahead on our roadmap, including ad sales, event-based and longstanding branding partnerships, merchandise sales, and cross-selling opportunities for golf accessories, apparel, and equipment.

Market

There has never been more interest in golf

As Golf Datatech put it, "all segments of the golf economy continue to prosper." Golf rounds played in June 2021 landed at an all-time high. In sum, the world is experiencing strong new entrant demand, paired with existing enthusiasm from core golfers. This presents a **large and growing total addressable market for Dryvebox**.

On top of that, off-the-course experiences, like Dryvebox, are experiencing massive growth, with **12.1M people** participating in off-the-course golf activities in 2021.

Our brand and product offerings are attractive to both the new entrant as well as the core golfer, enabling us to ride overall market tailwinds.



Source: *Golf Datatech, National Golf Foundation*

Competition

Our mobility enables us to provide a new category of golf experiences

Dryvebox created the market for a high-quality, mobile golf experience. We're capitalizing on that competitive advantage of **being first to market**, as well as patented technology in our boxes (with more patents pending!) and multiple filed trademarks covering our brand.

Dryvebox is the company known for bringing a quality, fun experience to anyone. Alternatives to Dryvebox include regular driving ranges and courses and tech-enhanced but fixed-location golf experiences like Topgolf, Drive Shack, Five Iron Golf, Golftec, and XGolf, and small regional players that service events with golf simulators in tents and inflatables.

Dryvebox continues to **innovate and maintain a competitive advantage** with high-quality, accessible offerings that are easy to book and enjoy.

Vision

Becoming a staple of local communities

We envision a future with boxes around the world. Our objective for the U.S. is to have a **box within 10 miles of 80% of the population**. To get there, we'll build more products and experiences around our core offering, establish a vibrant community of players and coaches, partner with non-profit organizations as well as businesses, and continue to focus on growing the game through creating an inclusive and fun experience.


MORE THAN A GOLF COMPANY
Dryvebox
DATA
INCLUSIVITY
COMMUNITY
DIGITAL GOLF EXPERIENCE
Seamlessly book one of Dryvebox's offerings, save user profiles / preferences & data on every swing
A PLATFORM
Dominate digital golf content (e.g. Peloton for golf) & become the platform for companies to connect with golfers worldwide
COMMUNITY-BUILDING
Become a staple of the local community - celebrate local businesses & inclusive brands and make golf accessible year round

In the nearer term, we will use revenue from operations as well as capital raised from Republic to finance growth into new business lines, additional boxes and iterations on box design, marketing and brand-building, and headcount.

Investors

Raised $2.5M to date in our seed

Our cap table features prominent investors and figureheads of the sports, media, and entertainment industries, and we're supported by key advisors in the golf industry.


NOTABLE INVESTORS
Dryvebox
Randi Zuckerberg
Facebook
Larry Baer
Owner, SF Giants
Michael Sullivan
President, MGA
Ronnie Lott
NFL Hall of Famer, 49ers

Founders

Multi-exit founders and golf pros

Adeel, Jake, and the founding team know how to build, scale, and run a successful business. They are plugged into and influential in the golf industry, and they are loving the impact Dryvebox is having.


CEO ADEEL YANG, MD
Cofounder, Medumo (Acquired by Philips)
Cofounder, Picmonic (Acquired by LLR)
Golf Addict
CGO JAKE HUTT
Former Stanford Golf Coach
Social Media Influencer
PGA Class A Instructor
CTO MIKE LEONG
Software Engineer, TikTok/ex-Uber
Former Golf Course Manager
Former Pro golfer
MATT GIPPLE
General Counsel, Cruise
Head of Legal, Forward
Max Handicap Golfer
PHILIPS
Y Combinator
PGA
Uber
TikTok
cruise
FORWARD
Stanford LawSchool

Adeel Yang, Cofounder and CEO. Dryvebox is Adeel's brainchild. He got hooked on golf just prior to the pandemic. With the pandemic shutting him out from the game, he scrambled to find a way to play. Having a simulator in his San Francisco flat (competing with kids' bedrooms) was not an option, and so Dryvebox was born.

Adeel is leading Dryvebox's efforts to make golf available to everyone. Plus, this startup isn't his first rodeo. Adeel brings more than ideas and intelligence to the table; he's been founding and running successful startups for over a decade.

While a medical student, Adeel cofounded Picmonic, Inc., an edtech company. After graduation, he and his cofounders continued with the business full time. With Adeel's leadership, Picmonic served over 1M students around the world.

After Picmonic, Adeel cofounded Medumo, a patient engagement platform. Medumo was in the winter 2018 class of YCombinator. The company raised 3 rounds of funding on its way toward an ultimate exit with Philips in July 2019. Adeel worked at Philips, continuing to grow Medumo internally, until turning full time to Dryvebox. Picmonic was acquired by TrueLearn, an LLR-backed digital health company in August 2021.

Jake Hutt, Cofounder and CGO. Jake is one of a kind. He's a talented coach, able to get a new player excited about the game and coming back, as well as lead seasoned players to better shots and lower scores. After becoming a PGA Class A professional, Jake coached at the Stanford Golf Course for several years. He then built a massive online following on top of his thriving coaching business. Jake's engaging, easy to understand, and fun golf videos are what set him apart. With Dryvebox, Jake is responsible for building and maturing our product and experience, owning our coaching program, and developing marketing content.

Mike Leong, Cofounder and CTO. Mike brings technical talent and deep golf experience to Dryvebox. Adeel found Mike in his hunt for the very first Trackman to put in the prototype Dryvebox. Mike had a Trackman and a knack for engineering, Adeel had a box, and the rest is history.

He graduated with a masters degree in Computer Engineering from Santa Clara University in 2004, and then went on to pursue a career in the golf industry, eventually turning professional. After playing professionally, Mike became the Director of Operations for Crystal Springs and Los Lagos golf courses in California. Mike then returned to his love of software engineering, and prior to joining Dryvebox, worked as an engineer and leader at Citrix, Walmart, Uber, and TikTok.

Matt Gipple, Cofounder. Matt brings to Dryvebox a wealth of experience in helping scale and run technology businesses. Graduating with an honors degree, summa cum laude, in finance from the University of Arizona, Matt continued his studies and earned his JD at Stanford Law School. Subsequently, Matt practiced at the global law firm Latham & Watkins and clerked for a federal judge. Matt then joined the self-driving car startup Cruise as their first attorney. As their General Counsel, Matt helped lead the organization through its $1B+ acquisition by General Motors, over 150x employee growth, multiple launches, over $7B in capital raised, and the creation of countless new laws and policy regarding self-driving vehicles. Matt left Cruise to found another legal team, this time in the healthcare space, at Forward. While there, Matt supported the company's expansion into new markets across the United States, completion of a Series D round of over $200mm, and growth in overall and legal and compliance teams and maturity. Matt leads Dryvebox's corporate strategy, growth, and G&A functions.

Team

Adeel Yang	CEO, Cofounder	Former founder and CEO Medumo (sold to Philips), cofounder and CEO Picmonic (sold to TrueLearn). BS with honors, summa cum laude, Economics and Molecular Biology and Doctor of Medicine with research distinction, The University of Arizona.
Mike Leong	CTO, Cofounder	Mike is a pro golfer turned software engineer. After playing professionally, Mike managed golf courses then built a career as a software engineer and lead at Tiktok, Uber, and other Bay Area tech companies. He leads all R&D for Dryvebox.
Matt Gipple	Cofounder	Matt brings a wealth of experience in helping scale and run technology businesses. After graduating from Stanford Law School, Matt led teams at high growth startups Cruise and Forward. At Dryvebox, he's responsible for Strategy, Growth, and G&A.
Tim Lin	Operations	Tim is a former management consultant. He graduated summa cum laude, Industrial Engineering, from Georgia Tech and earned his MBA at the Stanford Graduate School of Business. He leads Operations and supports Strategy, Finance and Growth at Dryvebox.
Jake Hutt	CGO, Cofounder	A Class A PGA Pro and former golf coach at Stanford, Jake teaches the game differently. He has built a massive online following as an influencer. At Dryvebox, Jake owns our product experience, coaching program, and marketing.
Marisa Giglio	Operations and Events	Marisa cultivates strong relationships, curates special experiences, and pulls off complex events. Using her experience of running tournaments for the USGA, Marisa sells and facilitates Dryvebox events.
Amanda Bakerlee	Product Design	Amanda specializes in Product Design. Prior to teaming up with Adeel at Medumo as Head of Product, she was VP of Operations and Board Member of AIGA Boston. Amanda is also a Bonini Fellow at Stanford Graduate School of Business.
Naren Ramaswamy	R&D	Naren is an engineer and operator at Dryvebox. After earning his BS and MS in mechanical engineering at Stanford, Naren went on to work at Tesla and Apple, then earned his MBA at Stanford before working with Dryvebox.

Perks

$500   Dryvebox Golf Towel Gift a Friend 50% off a 1 Hour Session

$1,000   Dryvebox Golf Towel Dryvebox Investor Hat Gift a Friend a Free 1 Hour Session

$5,000   Dryvebox Golf Towel Dryvebox Investor Hat 2x Gift a Friend Free 1 Hour Session Personalized
Video Message from Jake Hutt @jakehuttgolf

$25,000   Dryvebox Golf Towel Dryvebox Investor Hat 5x Gift a Friend Free 1 Hour Session Personalized
Video Message from Jake Hutt @jakehuttgolf Choice between: Naming Rights to a Future
Dryvebox Unit OR a Free Dryvebox Event in markets that we serve

FAQ

How do I earn a   We are using Republic's Crowd SAFE security. Learn how this translates into a return on
return?   investment here.



Company Name	Dryvebox
Logo	
Headline	Patented mobile golf simulators transforming how golf is experienced
Hero Image	
Tags	Minority Founders, Eco, B2C, Golf, $1M+ raised, Notable Angel backing, Coming soon, Startups, Power Founders

Pitch text

Summary

- Successful founder/CEO, with 2 prior successful startup exits
- Patented mobile golf simulator delivers market leading experience
- Demand for golf at all time highs, driven by off-course experiences
- $84B existing US market with significant TAM upside
- Mission focused on removing barriers and bringing the game to everyone
- $2.5M raised, from notable angels

Problem

Golf is a life-changing sport, but it's out of reach for most

Golf is fun. It creates connections. But it's expensive. It's weather dependent. It's hard to get to and takes a lot of time. It's challenging to learn. It's burdened by pretentious connotations. Put simply: The game is not accessible, and that limits its reach.

Growing the game begins with making it more available, less expensive, and more fun.


CUSTOMER NEEDS REMAIN UNMET
The industry is failing to connect with the nearly 50M people who are very or somewhat interested in playing golf."
—NGF
We need to help address issues such as rising costs and time it takes to play the game."
—Mike Davis, CEO USGA
Plenty of people are taking up the game for the first time, but few are sticking with it."
—Brian Costa, WSJ

Solution

Increase access with mobility and technology

Dryvebox grows the game across the spectrum, starting by knocking down the traditional barriers to golf. We **built and patented a solar-powered trailer** with **industry-leading simulator technology** inside. With that, we make golf **cheaper**, available **year-round,** judgment-free, and closer to everyone.

Dryvebox excites the core golfer by providing a quality experience with the technology that pros use. We attract the "interested in golf" crowd with approachable pricing, lessons for any level, and group and team events. Finally, we open the game to people who never would have imagined they could golf, by being local and part of the community.

Product

Learn, play, party anywhere

Dryvebox provides mobile golf experiences, anytime, anywhere.



We're captivating people with our fleet of mobile golf simulators.

Dryvebox currently offers **lessons, individual practice/play,** and **events**. Our mobility enables us to deliver these experiences to places and people that traditional golf and other providers can't reach.

WHAT MAKES THE DRYVEBOX EXPERIENCE?



LEARN

Learn from top instructors with technology that the pros use



PLAY

Play the world's best courses without traveling a mile



PARTY

Include golf as a part of your next group experience

Traction

Lines out the door

When the Dryvebox shows up, so do the crowds.

Since launching in the Bay Area, Dryvebox has built a **market-leading mobile golf experience** and received an influx of interest to deliver our trailers across the world.

We've done it all, from serving as a vendor at major tournaments to partnering with youth organizations to introduce the game to children in their own neighborhoods.

Dryvebox is growing quickly. We've successfully popped up in other major markets like Los Angeles, New York City, and Boston.



Dryvebox served as an official on-the-course vendor at the 76th U.S. Women's Open at The Olympic Club in 2021.



Dryvebox is well underway to becoming a key part of the Bay Area community and is poised to expand.

Customers

People love Dryvebox

Dryvebox has seen our mobile golf experience delight both businesses and consumers alike. Young or old, experienced or not, people are getting into the Dryvebox to experience the game—and they're loving it.

Businesses are booking for team building or for their customers as an added source of entertainment. Charity events, pandemic re-openings, large scale events, employee appreciation days—the options are endless.

ENHANCING THE GUEST EXPERIENCE



INTERACTIVE GAMES AND COMPETITION





" Can I go again please?"

" I never imagined that I'd be able to play golf at a PGA event. This needs to be everywhere!"

" Are you here all day? Can I get my team to come try this, too?"

On the consumer side, our differentiated golf experience has led the way. Golfers and non-golfers look forward to swinging their swing in a local Dryvebox.



WHAT OUR CUSTOMERS SAY

" I got so much more out of an hour with your trailer than weeks at a driving range."
—Diana C.

" I had a great time. Fun way to practice golf without the pressure of the driving range or a course."
—Jacqueline E.

" The event was well planned with all sorts of games and activities. Highly recommend for a team looking for something to bring people together."
—Sam B.

Business Model

Accelerating trailer payback

Our current revenue model is driven by **hourly rates** for our Learn, Play, and Party offerings. We've launched a subscription membership offering to begin building a stream of recurring revenue. We project paying back trailers in less than 2 years.

CURRENT PRODUCT OFFERINGS
Dryvebox
LEARN
PLAY
PARTY
Offerings
• Private & Group Coaching
• Practice Sessions
• Virtual Golf
• Tournaments & Leagues
• Private Events
• Golf Tournaments
• Sporting Events & Tailgates
Business Model
Revenue Share with Instructors
Fixed Hourly Rate
Fixed Hourly Rate + Add-Ons
Rates
$80-$200 / hour
$50 / hour
$350+ / hour (avg. 3 hours)
MEMBERSHIPS
Starting at
$250 / month
1 free daily hour on our simulators
• 20% discount on any additional sessions
• 10% off lessons
• Priority Access to Dryvebox tournaments and events

As we begin to scale, we expect our trailer economics to improve on both ends through the addition of new, high-margin revenue streams and improvement of our costs. Several **additional revenue opportunities** lie ahead on our roadmap, including ad sales, event-based and longstanding branding partnerships, merchandise sales, and cross-selling opportunities for golf accessories, apparel, and equipment.

Market

There has never been more interest in golf

As Golf Datatech put it, "all segments of the golf economy continue to prosper." Golf rounds played in June 2021 landed at an all-time high. In sum, the world is experiencing strong new entrant demand, paired with existing enthusiasm from core golfers. This presents a **large and growing total addressable market for Dryvebox**.

On top of that, off-the-course experiences, like Dryvebox, are experiencing massive growth, with **12.1M people** participating in off-the-course golf activities in 2021.

Our brand and product offerings are attractive to both the new entrant as well as the core golfer, enabling us to ride overall market tailwinds.



Source: *Golf Datatech, National Golf Foundation*

Competition

Our mobility enables us to provide a new category of golf experiences

Dryvebox created the market for a high-quality, mobile golf experience. We're capitalizing on that competitive advantage of **being first to market**, as well as patented technology in our boxes (with more patents pending!) and multiple filed trademarks covering our brand.

Dryvebox is the company known for bringing a quality, fun experience to anyone. Alternatives to Dryvebox include regular driving ranges and courses and tech-enhanced but fixed-location golf experiences like Topgolf, Drive Shack, Five Iron Golf, Golftec, and XGolf, and small regional players that service events with golf simulators in tents and inflatables.

Dryvebox continues to **innovate and maintain a competitive advantage** with high-quality, accessible offerings that are easy to book and enjoy.

Vision

Becoming a staple of local communities

We envision a future with boxes around the world. Our objective for the U.S. is to have a **box within 10 miles of 80% of the population**. To get there, we'll build more products and experiences around our core offering, establish a vibrant community of players and coaches, partner with non-profit organizations as well as businesses, and continue to focus on growing the game through creating an inclusive and fun experience.



MORE THAN A GOLF COMPANY   *Dryvebox*

DATA

DIGITAL GOLF EXPERIENCE
Seamlessly book one of Dryvebox's offerings, save user profiles / preferences & data on every swing

INCLUSIVITY

A PLATFORM
Dominate digital golf content (e.g. Peloton for golf) & become the platform for companies to connect with golfers worldwide

COMMUNITY

COMMUNITY-BUILDING
Become a staple of the local community - celebrate local businesses & inclusive brands and make golf accessible year round

In the nearer term, we will use revenue from operations as well as capital raised from Republic to finance growth into new business lines, additional boxes and iterations on box design, marketing and brand-building, and headcount.

Investors

Raised $2.5M to date in our seed

Our cap table features prominent investors and figureheads of the sports, media, and entertainment industries, and we're supported by key advisors in the golf industry.

NOTABLE INVESTORS   *Dryvebox*


Randi Zuckerberg
Facebook


Larry Baer
Owner, SF Giants


Michael Sullivan
President, MGA


Ronnie Lott
NFL Hall of Famer, 49ers

Founders

Multi-exit founders and golf pros

Adeel, Jake, and the founding team know how to build, scale, and run a successful business. They are plugged into and influential in the golf industry, and they are loving the impact Dryvebox is having.


CEO ADEEL YANG, MD
Cofounder, Medumo (Acquired by Philips)
Cofounder, Picmonic (Acquired by LLR)
Golf Addict
PHILIPS
Y Combinator
CGO JAKE HUTT
Former Stanford Golf Coach
Social Media Influencer
PGA Class A Instructor
PGA
CTO MIKE LEONG
Software Engineer, TikTok/ex-Uber
Former Golf Course Manager
Former Pro golfer
Uber
TikTok
MATT GIPPLE
General Counsel, Cruise
Head of Legal, Forward
Max Handicap Golfer
cruise
FORWARD
Stanford
LawSchool

Adeel Yang, Cofounder and CEO. Dryvebox is Adeel's brainchild. He got hooked on golf just prior to the pandemic. With the pandemic shutting him out from the game, he scrambled to find a way to play. Having a simulator in his San Francisco flat (competing with kids' bedrooms) was not an option, and so Dryvebox was born.

Adeel is leading Dryvebox's efforts to make golf available to everyone. Plus, this startup isn't his first rodeo. Adeel brings more than ideas and intelligence to the table; he's been founding and running successful startups for over a decade.

While a medical student, Adeel cofounded Picmonic, Inc., an edtech company. After graduation, he and his cofounders continued with the business full time. With Adeel's leadership, Picmonic served over 1M students around the world.

After Picmonic, Adeel cofounded Medumo, a patient engagement platform. Medumo was in the winter 2018 class of YCombinator. The company raised 3 rounds of funding on its way toward an ultimate exit with Philips in July 2019. Adeel worked at Philips, continuing to grow Medumo internally, until turning full time to Dryvebox. Picmonic was acquired by TrueLearn, an LLR-backed digital health company in August 2021.

Jake Hutt, Cofounder and CGO. Jake is one of a kind. He's a talented coach, able to get a new player excited about the game and coming back, as well as lead seasoned players to better shots and lower scores. After becoming a PGA Class A professional, Jake coached at the Stanford Golf Course for several years. He then built a massive online following on top of his thriving coaching business. Jake's engaging, easy to understand, and fun golf videos are what set him apart. With Dryvebox, Jake is responsible for building and maturing our product and experience, owning our coaching program, and developing marketing content.

Mike Leong, Cofounder and CTO. Mike brings technical talent and deep golf experience to Dryvebox. Adeel found Mike in his hunt for the very first Trackman to put in the prototype Dryvebox. Mike had a Trackman and a knack for engineering, Adeel had a box, and the rest is history.

He graduated with a masters degree in Computer Engineering from Santa Clara University in 2004, and then went on to pursue a career in the golf industry, eventually turning professional. After playing professionally, Mike became the Director of Operations for Crystal Springs and Los Lagos golf courses in California. Mike then returned to his love of software engineering, and prior to joining Dryvebox, worked as an engineer and leader at Citrix, Walmart, Uber, and TikTok.

Matt Gipple, Cofounder. Matt brings to Dryvebox a wealth of experience in helping scale and run technology businesses. Graduating with an honors degree, summa cum laude, in finance from the University of Arizona, Matt continued his studies and earned his JD at Stanford Law School. Subsequently, Matt practiced at the global law firm Latham & Watkins and clerked for a federal judge. Matt then joined the self-driving car startup Cruise as their first attorney. As their General Counsel, Matt helped lead the organization through its $1B+ acquisition by General Motors, over 150x employee growth, multiple launches, over $7B in capital raised, and the creation of countless new laws and policy regarding self-driving vehicles. Matt left Cruise to found another legal team, this time in the healthcare space, at Forward. While there, Matt supported the company’s expansion into new markets across the United States, completion of a Series D round of over $200mm, and growth in overall and legal and compliance teams and maturity. Matt leads Dryvebox’s corporate strategy, growth, and G&A functions.

Team

	Adeel Yang	CEO, Cofounder	Former founder and CEO Medumo (sold to Philips), cofounder and CEO Picmonic (sold to TrueLearn). BS with honors, summa cum laude, Economics and Molecular Biology and Doctor of Medicine with research distinction, The University of Arizona.
	Mike Leong	CTO, Cofounder	Mike is a pro golfer turned software engineer. After playing professionally, Mike managed golf courses then built a career as a software engineer and lead at Tiktok, Uber, and other Bay Area tech companies. He leads all R&D for Dryvebox.
	Matt Gipple	Cofounder	Matt brings a wealth of experience in helping scale and run technology businesses. After graduating from Stanford Law School, Matt led teams at high growth startups Cruise and Forward. At Dryvebox, he's responsible for Strategy, Growth, and G&A.
	Tim Lin	Operations	Tim is a former management consultant. He graduated summa cum laude, Industrial Engineering, from Georgia Tech and earned his MBA at the Stanford Graduate School of Business. He leads Operations and supports Strategy, Finance and Growth at Dryvebox.
	Jake Hutt	CGO, Cofounder	A Class A PGA Pro and former golf coach at Stanford, Jake teaches the game differently. He has built a massive online following as an influencer. At Dryvebox, Jake owns our product experience, coaching program, and marketing.
	Marisa Giglio	Operations and Events	Marisa cultivates strong relationships, curates special experiences, and pulls off complex events. Using her experience of running tournaments for the USGA, Marisa sells and facilitates Dryvebox events.
	Amanda Bakerlee	Product Design	Amanda specializes in Product Design. Prior to teaming up with Adeel at Medumo as Head of Product, she was VP of Operations and Board Member of AIGA Boston. Amanda is also a Bonini Fellow at Stanford Graduate School of Business.
	Naren Ramaswamy	R&D	Naren is an engineer and operator at Dryvebox. After earning his BS and MS in mechanical engineering at Stanford, Naren went on to work at Tesla and Apple, then earned his MBA at Stanford before working with Dryvebox.

Perks

$500	Dryvebox Golf Towel Gift a Friend 50% off a 1 Hour Session
$1,000	Dryvebox Golf Towel Dryvebox Investor Hat Gift a Friend a Free 1 Hour Session
$5,000	Dryvebox Golf Towel Dryvebox Investor Hat 2x Gift a Friend Free 1 Hour Session Personalized Video Message from Jake Hutt @jakehuttgolf
$25,000	Dryvebox Golf Towel Dryvebox Investor Hat 5x Gift a Friend Free 1 Hour Session Personalized Video Message from Jake Hutt @jakehuttgolf Choice between: Naming Rights to a Future Dryvebox Unit OR a Free Dryvebox Event in markets that we serve

FAQ

How do I earn a return?	We are using Republic's Crowd SAFE security. Learn how this translates into a return on investment here.

 **Gmail**   **Matthew Gipple <matt@dryvebox.com>**

Dryvebox investment

Adeel Yang <adeel@dryvebox.com>   Thu, Oct 14, 2021 at 4:18 PM
To: Dustin Gaworski <dustin.j.gaworski@gmail.com>
Bcc: matt@dryvebox.com

Dustin,

Finally!!! We are live on Republic. This is considered the "pre-launch" which allows us to invite those who have already expressed interest before we fully launch to the public. We are sending this to you so that you get to claim your spot first. Thanks for your patience to date and excited we finally figured out the right way to get you onboard.

Let me know if you run into any issues. Talk soon,

Adeel

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Adeel Yang
Co-founder & CEO

📞 480-239-4285 | ✉ adeel@dryvebox.com



Generic Reg CF:
With regard to communications by an issuer on the Site to gauge interest in a potential securities offering pursuant to the Regulation CF exemption from the registration requirements of the Securities Act, including opportunities to "reserve" securities as indications of interest in the potential offering, please note that pursuant to Regulation Crowdfunding Rule 206 (i) that no money or other consideration is being solicited thereby, and if sent in response, will not be accepted, (ii) no offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through a registered intermediary's platform, (iii) any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance is given after the Form C is filed, and (iv) an indication of interest is non-binding and involves no obligation or commitment of any kind.